Nexa Reports Second Quarter 2023 Results including Adjusted EBITDA of US$72 Million

Luxembourg, July 27, 2023 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three months ended June 30, 2023.

CEO Message – Ignacio Rosado

“In 2Q23, we experienced an increasingly volatile macroeconomic environment, driven by persistent U.S. inflation in some important sectors, and concerns about the Chinese economy, where relevant indicators such as the property sector and GDP, came in below expectations. These factors put downward pressure on base metal prices, with zinc prices falling 19% and copper 5% compared to 1Q23.

As we anticipated in the previous quarter, some of these headwinds are persisting and continue to weigh on metal prices and our business.

Although we expect LME prices to remain under pressure, we remain committed to financial discipline, evidenced by a portfolio of initiatives focused on cost reduction, plus CAPEX and working capital optimization which are being implemented, and are among our priorities for the year. These initiatives have allowed us to achieve positive cash generation in 2Q23. Despite this challenging environment, we are maintaining our production and cash cost guidance.

From an operational standpoint, we have made good progress in the completion of the ramp-up phase at Aripuanã, which will contribute to enhancing our operational profile and cash generation capacity. In 2Q23, importantly, production and capacity utilization increased while concentrates quality also improved. The zinc concentrate is being processed by our smelters in Brazil, and the copper concentrate is being shipped to an off-taker. In addition, lead concentrates are also being sold.

Looking ahead, we will remain focused on completing the ramp up of Aripuanã and taking appropriate measures to maintain a healthy balance sheet. Additionally, we will continue to advance our mineral exploration plan, the optimization of our portfolio as well as carry on with the studies related to the Pasco Integration Project, aiming to develop a robust organic strategic option for Nexa.

Lastly, we remain confident in the long-term fundamentals of our industry and our business. We will continue focusing on safety, productivity and costs control, in order to create value for all our stakeholders, always prioritizing our ESG commitments.”

Summary of Financial Performance

US$ million (except per share amounts)	2Q23	1Q23	2Q22	1H23	1H22
Net revenues	627	667	829	1,294	1,552
Gross profit	62	100	273	161	470
Net income (loss)	(103)	(15)	124	(118)	198
EBITDA (1)	(44)	115	314	71	503
Basic and diluted earnings per share ("EPS")	(0.77)	(0.15)	0.82	(0.92)	1.30
Adjusted net income (loss) (1)	12	2	112	15	214
Adjusted EBITDA (1)	72	133	302	205	519
Adjusted basic and diluted EPS (1)	0.04	(0.01)	0.74	0.03	1.43
Cash provided by operating activities before working capital (1) (2)	51	106	241	157	468
Capex	60	56	98	116	180
Free cash flows (1)	34	(132)	29	(97)	(139)
Total cash (3)	421	375	633	421	633
Net debt (1)	1,262	1,302	1,045	1,262	1,045
Net Debt/LTM Adj. EBITDA	2.83x	1.92x	1.23x	2.83x	1.23x

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net income (loss) reconciliation to Adjusted EBITDA” section for further details on page 12 of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements (unaudited) at and for the three and six-month periods ended on June 30, 2023”.

(2) Working capital had a positive impact of US$83 million in 2Q23, totaling negative US$21 million in 1H23. Working capital in 2Q22 had a negative impact of US$23 million, totaling negative US$179 million in 1H22.

(3) Cash, cash equivalents and financial investments.

Earnings Release – 2Q23

Executive Summary

Operational Performance

▪	Zinc production of 81kt in 2Q23 rose by 2% compared to 2Q22, mainly explained by the increase in treated ore volume and the start-up of the Aripuanã operation. Compared to 1Q23, zinc production increased by 8% due to the resumption of the Cerro Lindo mine and the progress of the Aripuanã ramp-up.
▪	Run-of-mine mining cost in 2Q23 was US$44/t, in the mid-range of our guidance for the year and 3% higher when compared to 2Q22. Compared to 1Q23, run-of-mine mining cost decreased by 2%.
▪	Mining cash cost net of by-products[1] in 2Q23 was US$0.37/lb compared with US$0.16/lb in 2Q22. This increase was mainly due to lower by-products contribution driven by lower LME prices, and higher treatment charges (“TCs”). Compared to 1Q23, mining cash cost net of by-products decreased by 14% from US$0.43/lb explained by higher by-products contribution due to higher lead and copper concentrate volumes.
▪	The smelting segment delivered metal production of 148kt, down by 6% from 2Q22, mainly driven by lower volumes in Cajamarquilla and Três Marias. Compared to 1Q23, production was up 1%.
▪	In 2Q23, zinc metal and oxide sales were 149kt, down by 2% from 2Q22 following lower production volumes. Compared to 1Q23, metal sales grew 4%, driven by higher production volumes and sales strategy in line with working capital improvement initiatives.
▪	Smelting conversion cost was US$0.31/lb in 2Q23 compared with US$0.29/lb in 2Q22 due to higher maintenance, energy expenses and other variable costs, which was partially offset by lower third-party services. Compared to 1Q23, conversion cost was flat.
▪	Smelting cash cost[1] was US$1.12/lb in 2Q23 compared with US$1.46/lb in 2Q22 and compared with US$1.25 in 1Q23. In both periods, the decrease was mainly explained by lower zinc prices.

Aripuanã

▪	Ramp-up activities are progressing well and are currently focused on steadily increasing the plant throughput rate, asset reliability, and reduction of plant downtime, as well as improving metal recoveries and concentrate grades and quality while consuming our ore stockpile inventory. At the end of 2Q23, the plant reached 76%² of nameplate capacity (vs. 50% in 1Q23), while the average utilization rate in 2Q23 was 66%. The plant downtime reduced significantly from 394 hours in March to 148 hours in June, a 62% reduction. In 2Q23, recovery rates improved compared to 1Q23, with zinc recovery averaging 63% in June compared to 48% in March. Concentrates grades are also improving. Zinc concentrates average grade reached 52% in 2Q23 and the concentrate is being processed by our smelters in Brazil. For the upcoming quarters, we expect to conclude the adjustments related to the bottlenecks in the pumping and piping systems mentioned in the previous quarter, and further improve the recovery and concentrate grades. This would allow us to reach approximately 80-85% of the nameplate capacity in 3Q23, paving the way to expected operations above 90% in 4Q23.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

2 The percentage considers impact from plant downtime (hours) in the referred period.

2

Earnings Release – 2Q23

Financial Performance

▪	Net revenues in 2Q23 were US$627 million compared with US$829 million in 2Q22, mainly due to lower LME metal prices and, to a lesser extent, smelting sales volume. Compared to 1Q23, net revenues decreased by 6% as a result of lower LME metal prices, partially offset by higher mining production and metal sales volumes. In 1H23, net revenues amounted to US$1,294 million, down 17% compared to the same period a year ago.
▪	Adjusted EBITDA[3] in 2Q23 was US$72 million, compared with US$302 million in 2Q22 and US$133 million in 1Q23. This decrease was mainly driven by lower LME metal prices (Zn down 35% vs 2Q22 and 19% vs 1Q23). In 1H23, Adjusted EBITDA amounted to US$205 million, down 61% compared to the same period a year ago.
▪	Adjusted EBITDA for the mining segment in 2Q23 was US$20 million compared with US$42 million in 1Q23. This decrease was mainly driven by lower LME metal prices and higher TCs, higher operational costs mainly related to concentrate and stockpile costs in Aripuanã and exchange rate effect, which were partially offset by higher sales volume in Cerro Lindo and Aripuanã, and higher by-products contribution. Compared to 2Q22, Adjusted EBITDA decreased by 88%.
▪	Adjusted EBITDA for the smelting segment in 2Q23 was US$51 million compared with US$89 million in 1Q23. This decrease was mainly driven by the negative net price effect related to changes in market prices resulting in quotation period adjustments, the negative impact of slightly higher freight and sales expenses, higher third-party services and maintenance expenses mainly related to the scheduled maintenance in Três Marias. These were partially offset by the positive hedge variation and higher by-products contribution. Compared to 2Q22, Adjusted EBITDA decreased by 64%.
▪	In 2Q23, net loss was US$103 million, totaling US$118 million in 1H23, resulting in losses per share of US$0.77 and US$0.92, respectively.
▪	Adjusted net income in 2Q23, was US$12 million, totaling US$15 million in 1H23. Adjusted net income attributable to Nexa’s shareholders was US$6 million in 2Q23 and US$4 million in 1H23, resulting in adjusted EPS of US$0.04 and US$0.03, respectively.

Financial Position, Investments and Financing

▪	Total cash[4] at June 30, 2023, increased to US$421 million from US$375 million at March 31, 2023. Our current available liquidity remains at US$721 million, including our revolving credit facility of US$300 million.
▪	In 2Q23, our free cash flow generation was positive US$34 million, mainly due to the positive impact of working capital changes of US$83 million, as a result of decrease in inventories and trade accounts receivables and increase of confirming payables, partially offset by the decrease in trade payables, which was partially offset by investments in sustaining CAPEX (including HSE investments) in the amount of US$60 million, including US$16 million in Aripuanã. Refer to our “Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation” section for further details.

3 Adjusted EBITDA exclude the items presented in the “Net income (loss) reconciliation to Adjusted EBITDA” section on page 12 of this earnings release – US$115 million in 2Q23, totaling US$133 million in 1H23.

4 Cash and cash equivalents and financial investments.

3

Earnings Release – 2Q23
▪	Net debt to Adjusted EBITDA ratio for the last twelve months (“LTM”) increased to 2.83x compared with 1.92x at the end of March 2023 and 1.23x at the end of 2Q22. The increase was mainly due to lower LTM Adjusted EBITDA, impacted in part by lower metal prices.

Environmental, Social and Governance (“ESG”) and Corporate Highlights

▪	In the last week of June, Nexa informed that production at the Atacocha San Gerardo open pit mine was temporarily suspended due to protest activities by local communities. The communities were illegally blocking access to the mine and claiming rights over areas registered as the property of Nexa Atacocha. Nexa is complying with all existing agreements, pursuing an active dialogue with the community and authorities for a peaceful resolution of this situation and continuing to reinforce its commitment to the social development of all its host communities.
▪	In June 2023, at the Annual General Meeting, Mr. Hilmar Rode was approved as an independent director of the Company for a term starting as of June 22, 2023, and ending at the 2024 annual general meeting of the shareholders. Mr. Rode has over 30 years of experience in the global mining, materials, chemicals, and industrial gases industries. Mr. Rode has been the CEO of Sibelco Group since September 2020.
▪	In May 2023, Nexa released its 2022 Annual Sustainability Report, which provides detailed information on the company’s main economic, financial, environmental, and social results achieved throughout 2022. The document is available at: (https://www.nexaresources.com/en/esg/performance/). Information contained on our website is not incorporated by reference into this Earnings Release, and you should not consider it to be part of this Earnings Release.
▪	In April 2023, we, along with one of our local suppliers, committed to reducing CO2 emissions by using natural gas to replace diesel fuel in vehicles that transport materials at mining sites in Peru, in line with our commitments to decarbonize our value chain. Currently, 25% of the fleet of 20 trucks are already operating using natural gas, and our goal is for our fleet to achieve 100% of vehicles using natural gas. With this first step we expect to reduce approximately 23 tons of CO2 emitted by our vehicles annually.
▪	We have obtained the authorization from the Regional Superintendence for the Environment of the State of Minas Gerais to use biofuel to replace fossil fuels, used in all 47 furnaces in the zinc oxide operation in Três Marias. During the quarter we made progress by increasing bio-oil consumption in 3 zinc oxide process furnaces. By the end of the year, our goal is to expand the use of biofuel to 12 furnaces at the Três Marias smelter.
▪	The Global Mining Industry Risk Management (“GMIRM”) Program, developed in partnership with the University of São Paulo (“USP”), expanded its scope in 2023 through offering training to operational coordinators and supervisors. By the end of June 2023, 230 leaders have been trained across 10 courses, with the goal of engaging our operational teams by enhancing our commitment to Health, Safety and Environment (HS&E) efforts.
▪	Nexa partnered with Amazon Web Services with the goal of training 100,000 individuals in cloud computing fundamentals in Brazil and Peru by 2025, creating opportunities for skills development and nurturing local talents.
▪	In July 2023, we registered our carbon emissions on “LMEpassport”, the London Metal Exchange platform that promotes sustainability and transparency across the base metals sector. Nexa’s zinc production has one of the lowest carbon footprints recorded in the sector, with an emission intensity of 0.36 tons of CO2 equivalent (scopes 1 and 2) according to the GHG protocol methodology, an achievement that positions Nexa as a global leader in carbon reduction within the zinc industry.
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Earnings Release – 2Q23

Growth Strategy and Asset Portfolio

▪  We have been focused on free cash flow generation and we continue to evaluate our capital allocation framework to ensure that Nexa’s capital is appropriately allocated to the highest return assets.

▪  Our strategic review of our assets continues along with initiatives to optimize the portfolio. We continue to assess risk-return alternatives for our Magistral copper project in Peru and our Morro Agudo mine and Bonsucesso project in Brazil and, in the meantime, we have recorded an impairment against these two assets this quarter.

▪  We are progressing the technical studies of the Pasco integration project, aiming to develop a robust organic growth option for Nexa. The project has the potential to unlock important value for Nexa through economies of scale, costs improvements and extension of the life of the asset.

▪  In addition to our greenfield exploration focused on organic growth, we have been selectively evaluating certain minor assets and certain other potential external growth alternatives for Nexa, such as our investment in Tinka Resources Limited.

Outlook

Production, Sales and Cash Cost Guidance

▪	As of the date of this report, in 2023, Nexa has experienced disruptions to production, sales, and its supply chain due to community blockages and weather conditions related to the rainy season and/or climate change.
▪	Nexa will continue to monitor risks associated with global supply chain disruptions, which could be exacerbated, among other factors, by the ongoing Russia-Ukraine war, unusual weather conditions and/or increased restrictions related to the COVID-19 pandemic; the global recession, and the potential impact on the demand for our products; inflationary cost pressure; metal prices; and community protests, political situation and changes to the regulatory framework in the countries in which we operate that could affect our production levels and our costs. Refer to “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” for further information.
▪	Nexa reiterates its 2023 production guidance for all metals. Zinc metal sales, consolidated cash cost for mining and smelting, capital expenditures, exploration, project evaluation and other expenses are outlined below.
o	Cerro Lindo: we expect to increase production in 3Q23 due to renewed access to the high-grade areas that were restricted in 2Q23 after the rainfall-related shutdown in mid-March (due to the effects of cyclone Yaku), which impacted the mine development. These areas are currently in the process of preparation and will be prioritized in the upcoming quarters.
o	El Porvenir: based on mine sequencing, zinc production in 3Q23 is expected to remain at a similar level to the average in 2Q23. Lead and silver production are also expected to increase, due to estimated higher average head grades.
o	Atacocha: zinc production is estimated to decrease in 3Q23 compared to 2Q23 due to illegal protest activities that started at the end of June and ceased as of the date of this release.
o	Vazante: ore throughput in 3Q23 is expected to be higher than 2Q23, and zinc production is expected to follow the same trend, given the scheduled maintenance (mill replacement) that took place in 2Q23, which is expected to further improve the plant performance in the upcoming months (the capacity of the new mill is expected to increase by 5-10%).
o	Morro Agudo: zinc production in 3Q23 is expected to remain at a similar level to the average of 2Q23. Lead production is expected to decrease compared to 2Q23, due to the estimated lower average head grade.
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Earnings Release – 2Q23
o	Aripuanã: the ramp-up phase is expected to continue to progress in 3Q23. The annual production guidance continues to be expected on the low end of the guidance range and remains subject to risks around the ramp-up of the mine, among other factors.
▪	Zinc metal sales guidance also remains unchanged at 580-605kt.
o	Peru: we expect production in 3Q23 at Cajamarquilla to be at a similar level to the average in 2Q23.
o	Brazil: in Três Marias we expect production to increase in 3Q23 following production stability, while Juiz de Fora production is anticipated to be slightly lower due to scheduled maintenance in the next quarter.
▪	Nexa also estimates that 2023 consolidated cash cost guidance for its mining and smelting segments will be achieved.
o	Mining and smelting volumes are expected to increase in 3Q23 compared to 2Q23 and remain in the guidance ranges, as noted above.
o	Continuous improvements in operational efficiency and cost management are expected to offset some of the ongoing inflationary pressures. Certain initiatives are already being implemented in the Aripuanã mine and in the Peruvian mines.
o	We do not expect significant changes in commodity prices in 3Q23 from current levels. Nexa’s C1 cash cost is sensitive to by-product prices and volumes, which may affect the results of our final costs.
o	Foreign exchange rates assumptions are maintained (BRL/USD: 5.07 and Soles/USD: 3.94).
o	Zinc TCs assumptions for the year of US$285/t remain unchanged.

Mining segment – production

Mining production		1H23	2023e
(Metal in concentrate)

Zinc	kt	156	307	-	351
Cerro Lindo		32	69	-	79
El Porvenir		27	51	-	55
Atacocha		4	9	-	11
Vazante		72	131	-	144
Morro Agudo		10	17	-	23
Aripuanã		9	28	-	40

Copper	kt	15	31	-	36
Cerro Lindo		13	25	-	28
El Porvenir		0.2	0.2	-	0.3
Aripuanã		2.0	6.3	-	7.8

Lead	kt	31	56	-	71
Cerro Lindo		6	11	-	13
El Porvenir		12	20	-	26
Atacocha		6	10	-	12
Vazante		0.8	1.1	-	1.2
Morro Agudo		3.8	4.9	-	6.1
Aripuanã		2.5	8.9	-	12.9

Silver	MMoz	5.0	9	-	11
Cerro Lindo		1.6	3.5	-	3.8
El Porvenir		2.2	3.7	-	4.5
Atacocha		0.7	1.0	-	1.2
Vazante		0.3	0.3	-	0.4
Aripuanã		0.2	0.8	-	1.2

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Earnings Release – 2Q23

 Smelting segment – sales

Smelting sales		1H23	2023e

Metal Sales	kt	293	580	-	605
Zinc metal		276	545	-	565
Zinc oxide		17	35	-	40

Cash Costs

Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	1H23	1H23	2023e			2023e

Mining (1)	44.5	0.40	43.9	-	46.4	0.49	-	0.54
Cerro Lindo	39.7	(0.08)	40.1	-	42.1	0.11	-	0.13
El Porvenir	61.6	0.28	57.3	-	60.7	0.39	-	0.42
Atacocha	34.0	(0.60)	33.1	-	35.4	0.26	-	0.30
Vazante	56.2	0.62	57.2	-	59.0	0.68	-	0.74
Morro Agudo	33.1	0.96	35.0	-	38.2	1.02	-	1.18

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	1H23	1H23	2023e			2023e

Smelting (2)	0.31	1.19	0.29	-	0.32	1.13	-	1.18
Cajamarquilla	0.29	1.12	0.27	-	0.29	1.11	-	1.15
Três Marias	0.25	1.26	0.27	-	0.30	1.10	-	1.15
Juiz de Fora	0.49	1.29	0.45	-	0.49	1.27	-	1.37

(2) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Mining C1 cash cost of US$0.40/lb in 1H23 was lower than our 2023 guidance driven primarily by Cerro Lindo and Atacocha. For reference, please see the section “Business performance – Mining segment”.
▪	Smelting C1 cash cost of US$1.19/lb in 1H23 was slightly higher than our 2023 guidance. This was mainly related to lower by-products credits in the period, driven by lower LME metal prices. Smelting C1 cash in 2Q23 was within the guidance range.
7

Earnings Release – 2Q23

Capital Expenditures (“CAPEX”) Guidance

▪	Nexa invested US$60 million in 2Q23, totaling US$116 million in 1H23. All of the investment was classified as sustaining, which includes capex to sustain operations, HS&E and mine development.
▪	At Aripuanã, sustaining capex in 2Q23 accounted for US$16 million, totaling US$31 million in 1H23. Of this amount, US$4 million was invested in mine development in the quarter, totaling US$11 million in 1H23.
▪	The Brazilian real appreciation against the U.S. dollar had a negative impact of US$1.7 million in the quarter, totaling a negative impact of US$0.9 million in 1H23.
▪	2023 CAPEX guidance remains unchanged to date, however, in view of the challenged scenario regarding lower prices, the company has been implementing initiatives to optimize capital allocation, which may generate a downward revision of the CAPEX guidance in 2H23.
CAPEX	1H23	2023e
(US$ million)
Expansion projects (1)	(1)	7

Non-Expansion	123	303
Sustaining (2)	115	268
HSE	7	26
Others (3)	2	10
Reconciliation to Financial Statements (4)	(6)	-
TOTAL	116	310

(1) Including Vazante deepening, among other several projects to improve operational performance. The negative impact in 1H23 refers to provisions not reversed in the period.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials and tax credits.

Exploration & Project Evaluation and Other Expenses Guidance

▪	In 2Q23 we invested US$21 million in exploration and project evaluation, totaling US$42 million in 1H23.
▪	Total planned exploration and project evaluation expenditures are expected to be US$110 million in 2023 and remain unchanged at this date.
▪	As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect to continue advancing with our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.
Other Operating Expenses	1H23	2023e
(US$ million)
Exploration	26	55
Mineral Exploration	16	33
Mineral rights	3	7
Sustaining (mine development)	7	15

Project Evaluation	16	55
Três Marias Project	6	20

Exploration & Project Evaluation	42	110

Other	6	25
Technology	2.5	10
Communities	3.3	15

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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Earnings Release – 2Q23

Earnings Release – 2Q23

This Earnings Release should be read in conjunction with the Condensed consolidated interim financial statements (unaudited) at and for the three and six-month periods ended on June 30, 2023. This document contains forward-looking statements.

Table of contents

Consolidated performance	10
Business performance – Mining	15
Business performance – Smelting	27
Liquidity and Indebtedness	34
Cash flows	35
Others	36
Market scenario	37
Risks and Uncertainties	39
Use of Non-IFRS Financial Measures	40
Cautionary Statement on Forward-Looking Statements	42
Appendix	44

UPCOMING EVENT

Earnings Conference Call

Date: Friday, July 28, 2023 – 9:00am (EST)

Dial In

US: +1-844-763-8274

Canada: +1-647-484-8814

Brazil: +55 11 3181-8565

International: +1-412-717-9224

Conference ID: Nexa Resources

Live audio webcast with slide presentation will be available on:
https://ir.nexaresources.com

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Earnings Release – 2Q23

Consolidated performance

Selected financial information

US$ million (excepted indicated otherwise)	2Q23	1Q23	2Q22	1H23	1H22

Net Revenues	627	667	829	1,294	1,552
Mining	268	268	370	536	692
Smelting	465	543	683	1,008	1,245
Intersegment results | Adjustments	(107)	(144)	(224)	(250)	(385)

Cost of Sales	(565)	(568)	(556)	(1,133)	(1,081)
Mining	(256)	(243)	(216)	(499)	(409)
Current Operations	(195)	(202)	(216)	(398)	(409)
Aripuanã	(60)	(41)	0	(101)	0
Smelting	(415)	(469)	(566)	(884)	(1,069)
Intersegment results | Adjustments	106	144	226	250	397

Selling, general and administrative	(33)	(28)	(37)	(61)	(73)
Mining	(14)	(15)	(17)	(29)	(32)
Smelting	(16)	(15)	(15)	(31)	(30)
Intersegment results | Adjustments	(3)	1	(5)	(1)	(11)

Depreciation and amortization	72	72	74	143	140
Mining	53	53	51	105	96
Smelting	19	19	22	38	41
Intersegment results | Adjustments	0	0	1	0	3

Adjusted EBITDA (1)	72	133	302	205	519
Mining	20	42	162	61	298
Smelting	51	89	140	140	222
Intersegment results | Adjustments	1	2	0	3	(1)
Adj. EBITDA margin (%)	11.4%	19.9%	36.5%	15.8%	33.5%

Net income (loss)	(103)	(15)	124	(118)	198
Attributable to Nexa's shareholders	(102)	(20)	109	(122)	172
Attributable to non-controlling interests	(0)	4	15	4	26

Basic and diluted EPS	(0.77)	(0.15)	0.82	(0.92)	1.30

Adjusted net income (loss) (1)	12	2	112	15	214
Attributable to Nexa's shareholders	6	(1)	98	4	189
Attributable to non-controlling interests	7	4	14	10	25

Adjusted basic and diluted EPS (1)	0.04	(0.01)	0.74	0.03	1.43

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net income (loss) reconciliation to Adjusted EBITDA” section for further details on page 12 of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements (unaudited) at and for the three and six-month periods ended on June 30, 2023”.

10

Earnings Release – 2Q23

Net revenues

In 2Q23, net revenues were US$627 million, 24% lower year-over-year, primarily due to lower LME metal prices and smelting sales volume. The LME average price for zinc, copper, and lead was down by 35%, 11% and 4%, respectively, compared to the same period in 2022 – for more information, regarding the decrease, refer to the “Market Scenario” section.

Compared to 1Q23, net revenues decreased by 6% reflecting lower LME metal prices, which was partially offset by higher mining production and metal sales volumes.

In 1H23, net revenues amounted to US$1,294 million, down 17% compared to the same period a year ago, as a result of lower LME metal prices across all base metals, which was partially offset by higher zinc mining production and higher metal sales volume.

Cost of sales

In 2Q23, cost of sales amounted to US$565 million, up 2% year-over-year. The higher cost is primarily related to the mining segment, particularly by Aripuanã cost of sales, given the mine is still in the ramp-up phase. Compared to 1Q23, cost of sales remained relatively flat, impacted by higher mining production volumes and smelting sales, which was offset by lower LME metal prices, positively impacting the purchase of the zinc concentrate in our smelting segment.

In 1H23, cost of sales amounted to US$1,133 million, up 5% compared to the same period a year ago, mainly due to the above-mentioned reasons.

Mineral exploration and project evaluation

In 2Q23, mineral exploration and project evaluation investments were US$21 million, a decrease compared to 2Q22 (US$24 million), mainly driven by lower mineral exploration expenses, partially offset by higher project evaluation expenses. In 1H23, mineral exploration and project evaluation investment amounted to US$42 million.

For additional information on our exploration results in the second quarter of 2023, please refer to our 2Q23 Exploration Report published on July 20, 2023.

SG&A

In 2Q23, SG&A expenses decreased to US$33 million compared with US$37 million in 2Q22, mainly driven by lower employee benefit expenses, and increased when compared to US$28 million in 1Q23 due to higher third-party services in support areas. In 1H23, SG&A expenses amounted to US$61 million, down 16% compared to the same period a year ago, partially as a result of our organizational redesign that occurred in 2022 and lower third-party services in support areas.

Adjusted EBITDA

In 2Q23, Adjusted EBITDA was US$72 million compared with US$302 million in 2Q22. The main factors that contributed to this decrease year-over-year were (i) the negative net price effect of US$140 million, primarily related to lower LME metal prices, which was partially offset by the positive effect of variation in MTM (“mark-to-market”); (ii) the negative impact of US$66 million related to higher operating costs, mainly in Aripuanã which started operations in 4Q22, and higher energy expenses in the Cajamarquilla smelter; (iii) lower by-products contribution of US$14 million, primarily related to lower sulphuric acid volumes and prices, and lower lead and copper volumes and prices in Cerro Lindo, which were partially offset by higher volumes of lead in Vazante and Aripuanã; (iv) the negative hedge variation of US$3 million; and (v) related to the accounting effect regarding Enercan’s deconsolidation, which was partially offset by (vi) lower workers’ participation.

11

Earnings Release – 2Q23

Compared to 1Q23, Adjusted EBITDA decreased by 46%. This decrease was mainly explained by (i) the negative price effect of US$75 million due to lower LME metal prices; (ii) the negative impact of US$13 million due to higher operational costs mainly in Aripuanã, related to concentrate and stockpile costs; and (iii) the negative FX impact of US$7 million, which was partially offset by (iv) higher by-products contribution of US$36 million with the increase in sales volumes, including Aripuanã, compensating lower prices; and (v) the positive hedge effect of US$11 million.

During 1H23, Adjusted EBITDA was US$205 million compared with US$519 million in the same period a year ago, mainly driven by the aforementioned factors.

Net income (loss) reconciliation to Adjusted EBITDA

US$ million	2Q23	1Q23	2Q22	1H23	1H22
Net Income (loss)	(102.8)	(15.4)	123.5	(118.2)	197.7
Depreciation, amortization and depletion	71.7	71.7	74.4	143.4	140.3
Share in the results of associates	(5.7)	(5.4)	0.0	(11.1)	0.0
Net financial results	26.5	39.2	74.2	65.7	63.6
Taxes on income	(33.5)	25.1	41.8	(8.4)	101.5
EBITDA	(43.7)	115.2	314.0	71.5	503.0
Fair value of offtake agreement (2)	(13.4)	13.4	(28.2)	(0.0)	(8.8)
Impairment loss of long-lived assets	57.2	0.0	0.0	57.2	0.0
Aripuanã pre-operating expenses and ramp-up impacts (3)	(3.8)	5.7	18.9	1.8	28.6
Loss on sale of property, plant and equipment	1.0	0.3	(0.1)	1.3	(0.0)
Remeasurement in estimates of asset retirement obligations	1.4	(1.5)	(2.2)	(0.1)	(3.7)
Energy forward contracts – MTM	9.7	0.0	0.0	9.7	0.0
Provisions – Value added tax ("VAT") discussions	63.2	0.0	0.0	63.2	0.0
Adjusted EBITDA (1)	71.5	133.0	302.4	204.5	519.1

(1) Adjusted EBITDA exclude the items presented above in the “Net income (loss) reconciliation to Adjusted EBITDA”. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements (unaudited) at and for the three and six-month periods ended on June 30, 2023”.

(2) Refers to the fair value of the financial instrument related to the “Offtake agreement” described on page 36 of this earnings release.

(3) Management understands that given Aripuanã’s current post-commissioning and ramp-up phase status, its related expenses are not indicative of the Company’s normal operating activities. Although, once Aripuanã operation is stabilized and operational at its normal capacity, such effects will no longer be excluded.

12

Earnings Release – 2Q23

Net financial results

The net financial results in 2Q23 were an expense of US$27 million compared to US$39 million expense in 1Q23, mainly driven by higher foreign exchange rate gains and higher financial income (interest on financial investments and cash equivalents), which were partially offset by higher financial expenses, including interest paid in the factoring program, accrued interest related to our two outstanding corporate bonds and other financial expenses5.

The foreign exchange variation had a positive impact of US$27 million versus a positive impact of US$1 million in 1Q23, mainly explained by the 5% appreciation of the Brazilian real against the U.S. dollar6 in 2Q23 versus the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial results in 2Q23 were an expense of US$53 million compared to an expense of US$41 million in the previous quarter.

US$ thousand	2Q23	1Q23	2Q22

Financial income	6,700	5,617	8,435

Financial expenses	(59,363)	(46,415)	(40,329)

Other financial items, net	26,149	1,573	(42,340)
Foreign exchange gain (loss)	26,812	1,337	(42,548)

Net financial result	(26,514)	(39,225)	(74,234)
Net financial result excluding FX	(53,326)	(40,562)	(31,686)

5 For details on financial expenses, please refer to the Legal Matters section of this Earnings Release and explanatory note 1 (b) “Contingent Liabilities and Provisions – VAT discussions” in the “Condensed consolidated interim financial statements ended on June 30, 2023”.

6 In 2Q23, the Brazilian real / U.S. dollar average exchange rate was R$4.948/US$1.00 compared to R$5.196/US$1.00 in 1Q23.

13

Earnings Release – 2Q23

Net income (loss)

Net loss was US$103 million in 2Q23 compared to net income of US$124 million in 2Q22 and net loss of US$15 million in 1Q23, mainly driven by the decrease in operating income when compared to both periods, the recognition of an impairment loss7 and contingent liabilities and provisions. In 1H23, net loss was US$118 million compared to net income of US$198 million in the same period a year ago.

Excluding the miscellaneous adjustments presented below and detailed above in the Net income (loss) reconciliation to Adjusted EBITDA section, adjusted net income was US$12 million in the quarter. In 1H23, adjusted net income totaled US$15 million.

Adjusted net income attributable to Nexa’s shareholders was US$6 million in 2Q23 and US$4 million in 1H23, resulting in adjusted EPS of US$0.04 and US$0.03, respectively.

US$ million (excepted indicated otherwise)	2Q23	1Q23	2Q22	1H23	1H22
Net Income (loss)	(102.8)	(15.4)	123.5	(118.2)	197.7
Attributable to Nexa's shareholders	(102.5)	(19.7)	109.0	(122.2)	172.0
Attributable to non-controlling interests	(0.3)	4.3	14.5	4.0	25.7
Basic and diluted earnings (loss) per share	(0.77)	(0.15)	0.82	(0.92)	1.30

Miscellaneous adjustments	115.2	17.8	(11.6)	133.0	16.1
Attributable to Nexa's shareholders	108.2	18.4	(11.0)	126.6	17.2
Attributable to non-controlling interests	7.0	(0.6)	(0.6)	6.4	(1.1)
Basic and diluted miscellaneous adjustments per share	0.82	0.14	(0.08)	0.96	0.13

Adjusted net income (loss)	12.5	2.4	111.9	14.8	213.8
Attributable to Nexa's shareholders	5.7	(1.4)	98.1	4.4	189.2
Attributable to non-controlling interests	6.7	3.8	13.9	10.5	24.6
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439
Adjusted basic and diluted EPS	0.04	(0.01)	0.74	0.03	1.43

(1) Miscellaneous adjustments include: (i) Fair value of offtake agreement; (ii) Impairment loss of long-lived assets; (iii) Aripuanã pre-operating expenses and ramp-up impacts; (iv) Impairment of other assets; (v) Loss on sale of property, plant and equipment; (vi) Remeasurement in estimates of asset retirement obligations; (vii) Remeasurement adjustment of streaming agreement; and (viii) Other adjustments.

7 Note: For details on Impairment Loss and Contingent Liabilities and Provisions, please refer to the “Condensed consolidated interim financial statements (unaudited) ended on June 30, 2023”.

14

Earnings Release – 2Q23

Business Performance

Mining segment

Consolidated		2Q23	1Q23	2Q22	2Q23 vs. 2Q22	1H23	1H22	1H23 vs. 1H22
Ore Mined	kt	3,214	2,947	3,164	1.6%	6,153	5,871	4.8%
Treated Ore	kt	3,546	3,131	3,174	11.7%	6,677	5,927	12.7%

Grade
Zinc	%	2.72	2.92	2.88	(16 bps)	2.81	2.84	(2 bps)
Copper	%	0.35	0.27	0.37	(2 bps)	0.31	0.35	(4 bps)
Lead	%	0.64	0.70	0.59	5 bps	0.67	0.61	6 bps
Silver	oz/t	1.02	1.03	1.09	(6.5%)	1.02	1.09	(5.6%)
Gold	oz/t	0.005	0.005	0.005	5.6%	0.005	0.005	3.5%

Production | metal contained
Zinc	kt	80.7	74.8	79.2	1.9%	155.5	145.5	6.9%
Copper	kt	8.7	6.1	9.6	(9.7%)	14.7	16.5	(10.5%)
Lead	kt	16.0	15.2	14.2	13.0%	31.2	26.5	17.5%
Silver	MMoz	2.6	2.4	2.6	1.5%	5.0	4.8	3.0%
Gold	koz	6.8	6.5	6.9	(0.3%)	13.3	13.2	0.7%
Zinc Equivalent (1)	kt	133.5	118.1	133.5	0.0%	251.6	242.5	3.7%

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2022 LME average benchmark prices: Zn: US$1.58/lb; Cu: US$3.99/lb; Pb: US$0.98/lb; Ag: US$21.7/oz; Au: US$1,800/oz.

In 2Q23, treated ore volume was 3,546k up 12% year-over-year, explained by overall better plant performance in all the mines, except Cerro Lindo, which was 8% lower compared to 2Q22, but in line with our expectations for the year.

Compared to 1Q23, treated ore volume increased by 13%, mainly driven by the Aripuanã and Cerro Lindo mines, which were impacted in 1Q23 by challenges related to the pumping and piping systems bottlenecks and the effects of cyclone Yaku, respectively.

The ore throughput, year-over-year, increased at El Porvenir (+5%), Atacocha (+15%), Morro Agudo (+24%), while Cerro Lindo decreased by (-8%) and Vazante decreased by (-1%).

Zinc production of 81kt in the quarter rose by 2% from 2Q22, mainly explained by an increase in treated ore volume and the start-up of Aripuanã mine. Compared with 1Q23, zinc production rose by 8%, mainly due to the resumption of operations at Cerro Lindo and higher volumes from Aripuanã due to the progress of the ramp-up phase.

Copper production of 9kt decreased by 10% from 2Q22, as a result of lower head grade in Cerro Lindo. Compared to 1Q23, copper production was 42% higher, mainly driven by Aripuanã contribution.

Lead production increased 13% year-over-year and 5% quarter-over-quarter.

In 1H23, treated ore volume increased by 13% year-over-year to 6,677kt mainly explained by the higher ore throughput at Cerro Pasco, comprising the Atacocha and El Porvenir operations, in addition to the Aripuanã and Morro Agudo mines. Zinc average grade was down 2bps to 2.81%. Therefore, zinc production totaled 156kt, 7% higher than in 1H22. Copper production was 10% lower and lead production increased by 17% to 31kt, following higher average grades.

15

Earnings Release – 2Q23

Cerro Lindo

Cerro Lindo (100% basis)		2Q23	1Q23	1H23	4Q22	3Q22	2Q22	1Q22	1H22

Ore Mined	kt	1,595	1,254	2,850	1,581	1,558	1,698	1,425	3,124
Treated Ore	kt	1,530	1,277	2,807	1,589	1,594	1,661	1,392	3,054

Grade

Zinc	%	1.31	1.38	1.34	1.49	1.42	1.58	1.71	1.64
Copper	%	0.57	0.48	0.53	0.65	0.55	0.66	0.57	0.62
Lead	%	0.33	0.25	0.29	0.28	0.37	0.35	0.34	0.35
Silver	oz/t	0.83	0.72	0.78	0.70	0.94	0.99	0.92	0.96
Gold	oz/t	0.002	0.002	0.002	0.003	0.002	0.003	0.003	0.003

Production | metal contained

Zinc	kt	16.9	15.0	31.9	20.7	19.9	22.7	21.1	43.8
Copper	kt	7.4	5.2	12.5	9.1	7.4	9.5	6.8	16.3
Lead	kt	3.6	2.1	5.7	3.2	4.7	4.4	3.4	7.8
Silver	MMoz	0.9	0.6	1.6	0.8	1.1	1.2	1.0	2.2
Gold	koz	0.8	0.7	1.5	0.9	1.0	1.1	1.1	2.2

Zinc sales	kt	17.5	14.8	32.3	19.9	19.7	22.9	23.4	46.3

Costs

Cost of sales	US$ mm	86.5	81.6	168.1	99.0	94.6	105.9	97.0	202.9
Cost ROM (2)	US$/t	39.8	39.6	39.7	42.2	40.1	38.2	41.0	39.5
Cash cost (1)	US$/lb	(0.13)	(0.02)	(0.08)	(0.38)	0.37	(0.59)	(0.34)	(0.47)
Sustaining cash cost (1)	US$/lb	0.15	0.23	0.19	(0.04)	0.59	(0.39)	(0.19)	(0.29)

CAPEX	US$ mm

Sustaining		9.4	8.0	17.3	12.8	8.6	9.4	7.3	16.7
Other		1.5	0.4	1.9	2.1	1.0	0.8	0.5	1.3

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Zinc production of 17kt decreased by 26% from 2Q22 and increased by 13% compared to 1Q23.

As previously disclosed, the mine was partially flooded in March 2023 after heavy rainfall levels and overflowing rivers in the region caused by cyclone Yaku. A rehabilitation plan was implemented, and operations were resumed at full capacity in April 2023.

16

Earnings Release – 2Q23

Additionally, the mine sequencing plan was revised and areas with higher grades, which were restricted in 2Q23, will be prioritized in the upcoming quarters, which we expect to contribute to higher grades resulting in higher zinc production.

Zinc head grade averaged 1.31% in the quarter, down 28bps and 7bps compared to 2Q22 and 1Q23, respectively.

Copper production of 7kt decreased by 22% compared to 2Q23 and increased by 43% compared to 1Q23. Copper average grade was 0.57%, down 9bps from 2Q22 and up 9bps from 1Q23.

Lead production was 3.6kt, down 17% compared to 2Q22 and up 73% compared to 1Q23, driven by higher lead average grade (up 8bps to 0.33%), mainly explained by the review of the mining sequence plan, which focused on areas with higher lead grades.

In the first six months of 2023, zinc production totaled 32kt, down 27% compared to 1H22, as daily production was reduced in 1Q23. Copper and lead production were down 23% and 26%, to 13kt and 6kt, respectively, following lower average grades.

Cost

Cost of sales was US$87 million in 2Q23 compared to US$106 million in the same period last year, mainly due to lower volumes, workers participation and lower depreciation and amortization. Compared to 1Q23, cost of sales increased by 6%, mainly related to higher volumes and higher variable costs.

Run-of-mine mining cost was US$39.8/t in the quarter, up 4% from 2Q22 due to lower treated ore volumes and was relatively flat compared to 1Q23.

Cash cost net of by-products in 2Q23 increased to US$(0.13)/lb compared with US$(0.59)/lb in 2Q22, mainly explained by lower volumes and lower by-products contribution, as LME prices significantly dropped year-over-year. Compared to 1Q23, when the cash cost net of by-products was US$(0.02)/lb, 2Q23 cash cost decreased due to higher by products contribution, mainly explained by higher copper concentrate volumes, which were partially offset by lower LME prices.

CAPEX

In 2Q23, sustaining capital expenditures amounted to US$9.4 million, mainly related to mining development, and other mining infrastructure expenses, totaling US$17 million in 1H23.

El Porvenir

El Porvenir (100% basis)		2Q23	1Q23	1H23	4Q22	3Q22	2Q22	1Q22	1H22

Ore Mined	kt	546	544	1,090	551	529	520	513	1,034
Treated Ore	kt	546	544	1,090	550	527	521	514	1,035

Grade

Zinc	%	2.89	2.82	2.85	2.61	2.77	2.86	2.96	2.91
Copper	%	0.17	0.15	0.16	0.13	0.16	0.17	0.18	0.17
Lead	%	1.35	1.38	1.36	1.38	1.34	1.34	1.31	1.33
Silver	oz/t	2.42	2.55	2.48	2.64	2.45	2.35	2.41	2.38
Gold	oz/t	0.011	0.011	0.011	0.012	0.011	0.011	0.013	0.012

Production | metal contained

Zinc	kt	13.8	13.6	27.5	12.6	12.7	13.0	13.2	26.2
Copper	kt	0.1	0.1	0.2	0.0	0.1	0.1	0.1	0.2
Lead	kt	6.0	6.2	12.2	6.3	5.8	5.7	5.4	11.1
Silver	MMoz	1.1	1.2	2.2	1.2	1.0	1.0	1.0	2.0
Gold	koz	2.2	2.3	4.5	2.5	2.4	2.1	2.2	4.3

Zinc sales	kt	14.5	14.4	28.9	12.1	12.4	14.0	13.5	27.5

Costs

Cost of sales	US$ mm	48.1	51.8	99.9	39.2	40.1	45.6	42.9	88.6
Cost ROM (2)	US$/t	63.1	60.1	61.6	58.6	58.5	60.1	62.1	61.1
Cash cost (1)	US$/lb	0.35	0.22	0.28	(0.00)	0.63	0.31	0.37	0.34
Sustaining cash cost (1)	US$/lb	0.65	0.64	0.65	0.63	0.98	0.48	0.54	0.51

CAPEX	US$ mm

Sustaining		9.7	13.4	23.1	16.6	9.4	5.1	4.7	9.8
Other		(0.0)	(0.0)	(0.0)	0.3	0.1	0.2	0.4	0.5

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

17

Earnings Release – 2Q23

In 2Q23, zinc production of 14kt was up 6% and 2% from 2Q22 and 1Q23, respectively. Zinc grade increased to 2.89% in the quarter as production focused on cut and fill areas with higher grades.

Lead and silver production in 2Q23 increased by 5% and 10% from the same period a year ago. Compared to 1Q23, lead and silver production decreased by 3% and 6%, respectively, as a result of the mine sequencing plan review, which prioritized cut and fill areas with lower grades due to the limited availability of third-party equipment in the period, reducing access to areas with higher grades.

In the first six months of 2023, zinc production totaled 27kt, up 5% compared to 1H22. Lead and silver production were up 9% to 12kt and 14% to 2MMoz, respectively, following higher average grades.

Cost

Cost of sales was US$48 million in 2Q23 compared to US$46 million in 2Q22 due to higher depreciation and amortization. Compared to 1Q23, cost of sales decreased by 7% due to lower inventory costs in the period.

Run-of-mine mining cost was US$63/t in the quarter, up 5% from 2Q22 and 1Q23, mainly explained by higher third-party services and FX effect.

Cash cost net of by-products in 2Q23 increased to US$0.35/lb compared to 2Q22, mainly driven by higher by-products contribution due to higher lead prices, higher TCs and slightly higher operational costs. Compared to 1Q23, cash cost increased US$0.13/lb due to higher operating costs, higher TCs and lower by-products contribution.

CAPEX

18

Earnings Release – 2Q23

In 2Q23, sustaining capital expenditures amounted to US$9.7 million, mainly related to mine development, the tailings dam project and other mining infrastructure implementation, totaling US$23 million in 1H23.

Atacocha

Atacocha (100% basis)		2Q23	1Q23	1H23	4Q22	3Q22	2Q22	1Q22	1H22

Ore Mined	kt	363	342	705	394	339	325	296	621
Treated Ore	kt	373	342	715	394	339	325	296	621

Grade

Zinc	%	0.67	0.94	0.80	0.87	0.90	0.82	1.00	0.91
Lead	%	0.80	1.23	1.00	1.20	0.96	0.83	0.82	0.82
Silver	oz/t	1.11	1.24	1.17	1.26	0.99	0.99	0.94	0.96
Gold	oz/t	0.010	0.012	0.011	0.013	0.016	0.015	0.015	0.015

Production | metal contained

Zinc	kt	1.9	2.5	4.4	2.6	2.4	2.1	2.4	4.5
Lead	kt	2.6	3.6	6.1	4.1	2.8	2.3	2.1	4.3
Silver	MMoz	0.3	0.4	0.7	0.4	0.3	0.3	0.2	0.5
Gold	koz	2.2	2.6	4.7	3.1	3.8	3.6	3.1	6.7

Zinc sales	kt	2.4	2.3	4.6	2.9	2.3	2.3	2.1	4.4

Costs

Cost of sales	US$ mm	19.8	16.5	36.3	23.3	15.7	21.1	15.3	36.4
Cost ROM (2)	US$/t	31.7	36.6	34.0	35.7	37.7	35.5	38.0	36.7
Cash cost (1)	US$/lb	(1.05)	(0.12)	(0.60)	(1.54)	0.54	(1.28)	(0.30)	(0.81)
Sustaining cash cost (1)	US$/lb	(0.58)	0.81	0.10	(1.36)	0.64	(1.14)	0.14	(0.53)

CAPEX	US$ mm

Sustaining		2.5	4.7	7.1	1.1	0.5	0.8	2.0	2.8
Other		0.0	(0.0)	0.0	0.1	-	(0.0)	0.0	0.0

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

As previously disclosed, Atacocha mine production was temporarily suspended at the end of June 2023 due to illegal protest activities by local communities that blocked the access to the mine.

Although the Atacocha operation was impacted for approximately 5 days at the end of June, in 2Q23 treated ore volume increased by 15% from 2Q22 to 373kt. Compared to 1Q23, treated ore volume was up 9%.

19

Earnings Release – 2Q23

On the other hand, zinc production of 1.9kt in 2Q23 decreased by 13% compared to 2Q22 and by 26% compared to 1Q23, mainly impacted by lower zinc average grade, 0.67% down 15bps year-over-year and 27bps quarter-over-quarter.

Lead production increased by 11% to 2.6kt compared to 2Q22, while silver production increased by 34% to 347koz. Compared to 1Q23, lead and silver production decreased by 29% and 3%, respectively.

Illegal protest activities also affected stripping activities, reducing the preparation of high-grade areas in the period.

In 1H23, treated ore volume totaled 715kt, up 15% from the same period last year. As a result, zinc production was relatively flat from 4.5kt to 4.4kt, while lead and silver increased by 41% to 6kt and 45% to 704koz, respectively.

As of the date of this release, the operations at the Atacocha San Gerardo open pit mine was resumed at normal capacity utilization rates. The estimated zinc production loss of 0.9Kt is expected to be recovered in the upcoming months. As previously disclosed, the 2023 production guidance remains unchanged.

Cost

Cost of sales was US$20 million in 2Q23 compared to US$21 million in the same period last year. Compared to 1Q23, cost of sales increased by 20%, mainly explained by the reduction in the concentrate inventories and idleness costs.

Run-of-mine mining cost was US$32/t in the quarter, down 11% and 13% from 2Q22 and 1Q23, respectively, mainly explained by higher treated ore in 2Q23.

Cash cost net of by-products was US$(1.05)/lb in 2Q23 compared with US$(1.28)/lb in 2Q22 due to lower by-products contribution and lower volumes, which was partially offset by lower operational costs. Compared to 1Q23, cash cost net of by-products was down US$0.93/lb, mainly due to higher by-products contribution due to higher lead prices and lower operating costs related to stoppage of operations.

CAPEX

In 2Q23, sustaining capital expenditures amounted to US$2.5 million, mainly driven by the tailings dam deposit area and system, totaling US$7.1 million in 1H23.

Vazante

Vazante (100% basis)		2Q23	1Q23	1H23	4Q22	3Q22	2Q22	1Q22	1H22

Ore Mined	kt	366	385	751	372	376	381	264	645
Treated Ore	kt	405	394	799	395	416	408	305	713

Grade

Zinc	%	10.25	10.44	10.35	9.87	10.06	10.29	9.57	9.98
Lead	%	0.35	0.34	0.35	0.36	0.31	0.32	0.35	0.33
Silver	oz/t	0.66	0.69	0.67	0.63	0.62	0.65	0.61	0.63

Production | metal contained

Zinc	kt	36.6	35.8	72.4	33.7	36.4	36.5	24.9	61.4
Lead	kt	0.4	0.4	0.8	0.4	0.3	0.3	0.2	0.5
Silver	MMoz	0.2	0.1	0.3	0.1	0.1	0.1	0.1	0.2

Zinc sales	kt	36.6	35.8	72.4	33.7	36.4	36.5	24.9	61.4

Costs

Cost of sales	US$ mm	32.0	29.8	61.7	30.1	30.0	29.4	26.5	55.9
Cost ROM (2)	US$/t	57.0	55.4	56.2	53.6	47.1	45.5	43.7	44.4
Cash cost (1)	US$/lb	0.61	0.63	0.62	0.58	0.59	0.57	0.46	0.53
Sustaining cash cost (1)	US$/lb	0.72	0.71	0.72	0.72	0.72	0.68	0.62	0.66

CAPEX	US$ mm

Sustaining		8.8	6.2	15.0	13.4	9.9	8.6	7.7	16.3
Other		0.8	0.2	1.0	7.2	6.6	1.0	1.4	2.4

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

20

Earnings Release – 2Q23

Zinc production of 37kt in 2Q23 was relatively flat compared to 2Q22 and up 2% from 1Q23, mainly explained by better plant performance year-over-year and higher treated ore quarter-over-quarter.

During the period, scheduled maintenance was carried out to replace the secondary mill (at Calamina circuit), which took approximately one month, however, this circuit represents only 30% of production capacity. As a result, the mill’s capacity increased from 45 tons to 60 tons per hour.

Zinc head grade averaged 10.25% (down 3bps from 2Q22 and 19bps from 1Q23) due to higher tailing re-treatment rate.

In 1H23, treated ore volume totaled 799kt, up 12% from the same period of last year. As a result, zinc production increased by 18% to 72kt from 1H22.

Cost

Cost of sales was US$32 million in 2Q23 compared to US$29 million in 2Q22 in part due to higher operating costs related to the accounting effect regarding Enercan’s deconsolidation. Compared to 1Q23, cost of sales increased by 7%, mainly related to higher personnel costs and higher depreciation and amortization.

Run-of-mine mining cost was US$57/t in 2Q23 compared to US$45/t in 2Q22 and US$55/t in 1Q23, explained by the above-mentioned reasons.

Cash cost net of by-products increased to US$0.61/lb compared with US$0.57/lb in 2Q22, primarily explained by higher operational costs related to the deepening of the mine, and higher TCs. Compared to 1Q23, cash cost decreased by 3%, mainly due to higher by-products volumes contribution.

CAPEX

In 2Q23, sustaining capital expenditures amounted to US$8.8 million, mainly related to mine development, disbursements related to maintenance (equipment replacement) and other mining infrastructure, totaling US$15 million in 1H23.

Morro Agudo

21

Earnings Release – 2Q23

Morro Agudo (100% basis)		2Q23	1Q23	1H23	4Q22	3Q22	2Q22	1Q22	1H22

Ore Mined	kt	283	265	548	233	226	240	208	448
Treated Ore	kt	320	296	616	254	259	259	245	504

Grade

Zinc	%	1.79	2.02	1.90	1.99	1.91	2.09	2.26	2.17
Lead	%	0.81	0.91	0.85	0.94	0.81	0.76	0.88	0.82

Production | metal contained

Zinc	kt	5.1	5.3	10.4	4.6	4.6	4.7	4.7	9.5
Lead	kt	1.9	1.9	3.8	1.8	1.7	1.5	1.3	2.8

Zinc sales	kt	5.1	5.3	10.4	4.6	4.6	4.7	4.7	9.5

Costs

Cost of sales	US$ mm	17.6	15.5	33.1	18.0	15.1	17.7	13.0	30.7
Cost ROM (2)	US$/t	31.7	36.9	33.1	54.4	31.6	41.2	43.4	42.3
Cash cost (1)	US$/lb	0.87	1.05	0.96	1.26	1.00	0.74	0.93	0.84
Sustaining cash cost (1)	US$/lb	0.97	1.07	1.02	1.46	1.09	0.97	1.06	1.01

CAPEX	US$ mm

Sustaining		1.0	0.2	1.3	1.9	0.9	2.3	1.1	3.5
Other		0.1	0.0	0.1	0.2	0.1	0.1	0.2	0.3

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 2Q23, treated ore volume was 320kt, up 24% compared to 2Q22 and 8% compared to 1Q23.

Zinc production of 5.1kt in 2Q23 increased by 7% compared to 2Q22 explained by higher treated ore and decreased by 6% compared to 1Q23 due to lower grades. Zinc head grade averaged 1.79% down 30bps and 23bps compared to 2Q22 and 1Q23, respectively.

In 1H23, zinc production totaled 10kt, up 10% compared to 1H22. As previously disclosed, several initiatives related to the prioritization of the mine deepening development to increase underground production and mining flexibility were implemented last year, supporting the positive results in 1H23.

Cost

Cost of sales was US$18 million in 2Q23 and was relatively flat compared to the same period last year. Compared to 1Q23, cost of sales increased by 13% explained by higher treated ore volume and higher limestone production.

Run-of-mine mining cost was US$32/t in the quarter, down 23% and 14% from 2Q22 and 1Q23, respectively, mainly explained by higher treated ore, despite a slightly increase (2Q23 vs. 2Q22) in variable costs.

22

Earnings Release – 2Q23

In 2Q23, cash cost net of by-products was US$0.87/lb compared with US$0.74/lb in 2Q22 due to lower by-products contribution and higher TCs. Compared to 1Q23, cash cost decreased by US$0.18/lb, due to lower operational costs and higher by-products contribution, which were partially offset by higher TCs.

CAPEX

In 2Q23, sustaining capital expenditures amounted to US$1.0 million, mainly related to mine development, totaling US$1.3 million in 1H23.

Other

In accordance with Nexa’s accounting policy, the Company evaluates, at each reporting date, whether there are indications that the carrying amount of an asset or cash generation unit (“CGU”) may not be recovered, or an impairment previously recorded should be reversed.

The impairment assessment resulted in the recognition of an impairment loss in the Morro Agudo CGU for the period ended June 30, 2023. In addition to this economic impairment, Nexa recognized a net reversal of impairment of other non-relevant individual assets. As a result, a net impairment loss was recorded for the second quarter of 2023. For more information, please refer to explanatory note 16 – “Impairment of Long-Lived Assets” in the “Condensed consolidated interim financial statements ended on June 30, 2023”.

Aripuanã

Aripuanã (100% basis)		2Q23	1Q23	1H23	4Q22	3Q22	2Q22	1Q22	1H22

Ore Mined	kt	61	157	209	42	-	-	-	-
Treated Ore	kt	372	277	650	100	-	-	-	-

Grade

Zinc	%	2.92	2.98	2.95	2.44	-	-	-	-
Copper	%	0.74	0.57	0.67	0.49	-	-	-	-
Lead	%	0.94	1.04	0.98	-	-	-	-	-
Silver	oz/t	0.89	0.86	0.88	0.61	-	-	-	-
Gold	oz/t	0.013	0.013	0.013	0.011	-	-	-	-

Production | metal contained

Zinc	kt	6.5	2.5	9.0	0.7	-	-	-	-
Copper	kt	1.2	0.9	2.0	0.2	-	-	-	-
Lead	kt	1.5	1.1	2.5	-	-	-	-	-
Silver	MMoz	0.1	0.1	0.2	0.0	-	-	-	-
Gold	koz	1.7	0.9	2.6	0.3	-	-	-	-

CAPEX	US$ mm

Sustaining		15.9	15.2	31.1	-	-	-	-	-
Other (1)		(19.3)	(2.8)	(22.1)	-	-	-	-	-

(1) The negative amounts are mainly related to reclassifications between Aripuanã and Corporate, and capitalization of interest net of advanced payments for imported materials and tax credits.

23

Earnings Release – 2Q23

In 2Q23, treated ore volume increased by 34% to 372kt. Zinc production was 6.5kt (vs. 2.5kt in 1Q23), while zinc average grade was 2.92%, mainly explained by the efforts of the task force in place since 1Q23 to progress the ramp-up, stabilize the plant and make bottleneck adjustments.

Copper production was 1.2kt (vs. 0.9kt in 1Q23), while copper average grade was 0.74% and other metals followed the same trend.

Ramp-up activities are in progress and are currently focused on steadily increasing the plant throughput rate, asset reliability, and reduction of plant downtime, as well as improving concentrate grades and quality. At the end of 2Q23, the plant reached 76% of nameplate capacity (vs. 50% in 1Q23), while the average utilization rate in 2Q23 was 66%. The plant downtime reduced significantly from 394 hours in March to 148 hours in June, which represents a 62% reduction.

In 2Q23, recovery rates improved compared to 1Q23, with zinc recovery averaging 63% in June compared to 48% in March. Concentrates grades are also improving. The zinc concentrate reached 52% of average grade in 2Q23 and it is being processed by our smelters in Brazil. For the upcoming quarters, we expect to conclude the adjustments related to the bottlenecks in pumping and piping systems mentioned in the previous quarter, and further improve the recovery and concentrate grades. This would allow us to reach 80-85% of the nameplate capacity in 3Q23, paving the way to expected operations above 90% in 4Q23.

We continue with mine development activities at both the Arex and Link mines. At the end of 2Q23, approximately 188kt of ore was available in stockpiles (versus 522kt in 1Q23), which is aligned with the strategy to reduce intermediate ore stocks and increase mine production to directly feed the plant.

Mine production ROM reached 60.9 kt in 2Q23 compared to 147.9 kt in 1Q23 which has been adjusted following the evolution of the plant’s ramp-up to optimize the allocation of working capital and costs.

Horizontal mine development reached an accumulated amount of 1,652 meters developed for both the Arex and Link mines in 2Q23 compared to 2,341 meters in 1Q23, following the current plan to transition from outsourced development to an insourcing team.

The main infrastructure of paste backfill has been commissioned and it is ramping-up, supporting the start-up production at VRM areas (vertical retreat mining method) by 3Q23, which will contribute to create the conditions for the mine to be close to full production by 4Q23, in line with the evolution of plant improvement.

CAPEX

In 2Q23, sustaining capital expenditures amounted to US$16 million, mainly related to mining development, mining infrastructure and other sustaining activities, totaling US$31 million in 1H23.

Outlook: 2023 production is currently expected on the low end of the guidance range and remains subject to risks around the ramp-up of the new mine, among other factors.

Financial performance

US$ million	2Q23	1Q23	2Q22	2Q23 vs. 2Q22	1H23	1H22	1H23 vs. 1H22
Net Revenues	268.2	267.7	369.6	(27.4%)	536.0	691.5	(22.5%)
Cost of Sales (1)	(255.6)	(243.5)	(215.6)	18.5%	(499.1)	(408.9)	22.1%
Gross Profit	12.6	24.3	153.9	(91.8%)	36.9	282.6	(87.0%)
Adjusted EBITDA	20.0	41.5	161.9	(87.7%)	61.5	298.1	(79.4%)
Adjusted EBITDA Mrg.	7.4%	15.5%	43.8%	(36.4pp)	11.5%	43.1%	(31.6pp)

Note: Financial performance pre intersegment eliminations. (1) Includes the cost of sales of Aripuanã of US$60 million in 2Q23 and US$41 million in 1Q23, totaling US$101 million in 1H23.

24

Earnings Release – 2Q23

Net revenues for the mining segment totaled US$268 million in 2Q23, down 27% versus 2Q22. This performance was mainly driven by (i) the decrease in LME metal prices, (ii) lower copper volumes and (iii) higher TCs; which was partially offset by higher zinc, lead, and silver volumes. Compared to 1Q23, net revenues remained flat, mainly due to the increase in production across all metals, which was partially offset by lower LME metal prices.

In 1H23, net revenues amounted to US$536 million, 22% lower when compared to the same period a year ago, due to the above-mentioned reasons.

Reconciliation of realized prices

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

Cost of sales in 2Q23 was US$256 million, including US$60 million from Aripuanã with a higher unit cost (ramp-up phase). Excluding the effect of Aripuanã, cost of sales decreased to US$195 million, due to lower sales volumes, when compared to US$216 million in 2Q22 and US$202 million in 1Q23.

Adjusted EBITDA for the mining segment in 2Q23 was US$20 million compared to US$162 million in 2Q22. This decrease in performance was primarily explained by (i) the negative net price effect of US$88 million, mainly due to lower LME metal prices and higher TCs of US$97 million; (ii) the negative impact of US$51 million related to higher operating costs, mainly in Aripuanã which started operations in 4Q22; and (iii) the negative net impact of US$12 million in volumes, mainly in Cerro Lindo due to impacts from the heavy rainfall that occurred in 1Q23, which delayed access to higher grade areas, partially offset by Aripuanã volumes ramping up in 2Q23; partially offset by (iv) the positive impact of US$8 million due to lower mineral exploration and project evaluation expenses.

25

Earnings Release – 2Q23

Compared to 1Q23, Adjusted EBITDA decreased by 52%. This decrease was mainly driven by (i) the negative price effect of US$53 million, due to lower LME metal prices and higher TCs; (ii) the negative impact of US$15 million due to higher operational costs mainly in Aripuanã, related to concentrate and stockpile costs; and (iii) the negative FX impact of US$5 million, which was partially offset by (iv) the positive impact of US$34 million in volumes, due to higher sales volume in Cerro Lindo and Aripuanã; and (v) higher by-products contribution of US$19 million related to higher sales volume of copper and lead concentrates and higher prices and volumes of limestone sales.

Cash cost and AISC 8,9

Consolidated cash cost		2Q23	1Q23	2Q22	2Q23 vs. 2Q22	1H23	1H22	1H23 vs. 1H22
Run-of-mine mining cost	US$/t	43.9	45.0	42.7	2.9%	44.5	43.8	1.6%
Cash cost net of by-products	US$/t	817	948	362	126.0%	881	390	126.1%
AISC net of by-products	US$/t	1,423	1,840	1,213	17.3%	1,627	1,266	28.5%
Cash cost net of by-products	US$/lb	0.37	0.43	0.16	126.0%	0.40	0.18	126.1%
AISC net of by-products	US$/lb	0.65	0.83	0.55	17.3%	0.74	0.57	28.5%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$0.9 million and US$1.2 million in Atacocha in 2Q23 and 2Q22, respectively, and US$5.2 million in Cerro Lindo in 1Q23.

8 Our cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

9 AISC does not include Aripuanã.

26

Earnings Release – 2Q23

Cash cost net of by-products for the mining segment in 2Q23 increased to US$0.37/lb compared to US$0.16/lb in 2Q22. This increase was mainly due to lower by-products contribution and higher TCs.

Compared to 1Q23, cash cost decreased by US$0.06/lb due to higher by-products contribution, mainly explained by higher lead price and higher copper concentrate volumes.

Run-of-mine mining cost was US$44/t in the quarter, up 3% from 2Q22 due to higher third-party services and maintenance expenses. Compared to 1Q23, run-of-mine mining cost decreased by 2% due to higher treated ore and a decrease in fixed costs.

AISC net of by-products in 2Q23 was US$0.65/lb, up 18% and down 23% compared to US$0.55/lb in 2Q22 and US$0.83/lb in 1Q23, respectively.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All in Sustaining Cash Cost | Mining”.

27

Earnings Release – 2Q23

Smelting segment

Consolidated		2Q23	1Q23	2Q22	2Q23 vs. 2Q22	1H23	1H22	1H23 vs. 1H22
Production
Zinc metal	kt	139.1	137.9	144.9	(4.0%)	277.0	270.4	2.5%
Global Recovery	%	93.0	93.0	93.5	(59bps)	93.0	93.9	(94bps)
Zinc oxide	kt	8.4	8.2	11.2	(25.2%)	16.6	21.1	(21.5%)
Total	kt	147.5	146.1	156.2	(5.5%)	293.6	291.5	0.7%
Sales
Zinc metal	kt	140.4	135.7	141.4	(0.7%)	276.1	265.3	4.1%
Zinc oxide	kt	8.5	8.1	10.8	(21.3%)	16.6	21.1	(21.6%)
Total	kt	148.9	143.8	152.1	(2.1%)	292.7	286.4	2.2%

In 2Q23, total production was 148kt, down 6% year-over-year driven by lower volumes in the Cajamarquilla and Três Marias units, mainly explained by operational instabilities and maintenance in the period. Compared to 1Q23, production was up 1%.

In 2Q23, zinc metal and oxide sales were 149kt, down by 2% from 2Q22 following lower production volumes. Compared to 1Q23, metal sales grew 4%, driven by higher production volumes and sales strategy in line with working capital improvement initiatives.

In 1H23, total production amounted to 294kt and was flat compared to the same period a year ago due to the aforementioned operational instabilities in Cajamarquilla and Três Marias. Total sales increased by 2% to 293kt, including 17kt from zinc oxide.

Peru

Cajamarquilla (100% basis)		2Q23	1Q23	1H23	4Q22	3Q22	2Q22	1Q22	1H22

Zinc metal production	kt	82.7	81.3	164.1	86.4	85.6	84.1	76.7	160.8
Zinc metal sales	kt	81.2	78.8	159.9	93.0	92.1	81.0	74.3	155.3

Zinc content in products	kt	81.1	78.6	159.7	92.7	91.5	78.5	71.4	149.9

Cost of sales (2)	US$ mm	218	261	479	317	337	287	278	566
(-) Raw material		(156)	(199)	(356)	(214)	(238)	(236)	(235)	(471)
(+) By-product		(7.6)	(6.7)	(14.4)	(7.9)	(6.5)	(8.1)	(5.1)	(13.3)
(+/-) Consolidation effects		(8.5)	(6.4)	(14.9)	(50.9)	(40.5)	17.6	5.5	23.0
(+) Others		7.7	2.2	9.9	4.8	1.5	(6.4)	(0.6)	(6.9)
(=) Conversion cost	US$ mm	53.4	50.4	103.7	49.2	52.9	54.2	43.2	97.5
Conversion cost	US$/lb	0.30	0.29	0.29	0.24	0.26	0.31	0.27	0.29

Cash cost (1)	US$/lb	1.06	1.17	1.12	1.18	1.34	1.32	1.12	1.30
Sustaining cash cost (1)	US$/lb	1.09	1.20	1.14	1.25	1.40	1.41	1.15	1.36

CAPEX	US$ mm

Sustaining		3.2	4.0	7.2	10.2	10.0	13.1	5.2	18.3
Other		1.3	0.5	1.8	2.7	2.2	1.4	0.6	1.9

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

28

Earnings Release – 2Q23

In 2Q23, Cajamarquilla smelter production was 83kt, down 2% compared to 2Q22 mainly explained by lower zinc recovery, which was impacted by operational instabilities (losses of soluble zinc in the filters), in addition to a short-scheduled maintenance at the power substation, which took 2 days, however, much of this instability caused in the period has already been remediated. Compared to 1Q23, smelter production increased by 2%. Recovery rates averaged 93.8% during the quarter, compared to 94.6% in 2Q22 and 94.0% in 1Q23.

Metal sales totaled 81kt in 2Q23 and were relatively flat year-over-year. Compared to 1Q23, sales increased by 3%.

In 1H23, smelter production totaled 164kt, up 2% compared to 1H22 due to the unit’s better operating performance. Smelter sales totaled 160kt, up 3% from last year, following the increase in production year-over-year.

Costs

Cost of sales was US$218 million in 2Q23 compared to US$287 million in the same period last year and US$261 million in 1Q23. In both periods, this performance was positively affected by lower raw material costs due to lower LME metal prices.

In 2Q23, conversion cost was US$0.30/lb compared to US$0.31/lb in 2Q22 due to higher volumes and lower variable costs. Compared to 1Q23, conversion cost increased by US$0.01/lb, explained by other variable costs.

Cash cost net of by-products in 2Q23 was US$1.06/lb compared to US$1.32/lb in 2Q22 and US$1.17/lb in 1Q23. In both periods, cash cost decreased, mainly due to lower LME metal prices.

CAPEX

In 2Q23, sustaining capital expenditures amounted to US$3.2 million, mainly due to the acquisition and repairs of equipment, totaling US$7.2 million in 1H23.

Brazil

In 2Q23, smelter production amounted to 65kt, down 10% compared to the same period last year. Compared to 1Q23, smelter production was relatively flat, explained by operational instabilities in the Três Marias unit, as described below.

Total sales volume (zinc metal + zinc oxide) amounted to 68kt and decreased by 5% year-over-year. Compared to 1Q23, total sales volume increased by 4%, mainly driven by higher production at Juiz de Fora.

In 1H23, smelter production was 130kt, 1% lower compared to 1H22. Metal sales increased by 6% to 116kt, while total sales volume (zinc metal + oxide) increased by 1% to 133kt.

29

Earnings Release – 2Q23

Três Marias

Três Marias (100% basis)		2Q23	1Q23	1H23	4Q22	3Q22	2Q22	1Q22	1H22

Zinc metal production	kt	35.7	37.9	73.6	40.5	39.6	40.2	29.3	69.5
Zinc oxide production	kt	8.4	8.2	16.6	8.1	11.1	11.2	9.9	21.1
Zinc metal sales	kt	38.9	36.8	75.7	44.1	37.3	39.9	30.5	70.4

Zinc content in products	kt	45.6	43.1	88.7	50.5	45.2	46.5	37.9	84.4

Cost of sales (2)	US$ mm	132	138	270	146	153	185	138	323
(-) Raw material		(61)	(84)	(145)	(90)	(110)	(133)	(99)	(231)
(+) By-product		(19.7)	(12.9)	(32.6)	(14.3)	(14.0)	(17.0)	(12.1)	(29.1)
(+/-) Consolidation effects		(2.1)	-	(2.1)	(2.1)	1.8	(0.6)	(2.6)	(3.2)
(+) Others		(22.3)	(18.8)	(41.1)	(14.4)	(12.0)	(14.8)	(11.2)	(26.0)
(=) Conversion cost	US$ mm	26.6	22.3	48.9	24.5	19.3	19.9	13.1	33.0
Conversion cost	US$/lb	0.26	0.23	0.25	0.22	0.19	0.19	0.16	0.18

Cash cost (1)	US$/lb	1.18	1.36	1.26	1.17	1.37	1.67	1.47	1.58
Sustaining cash cost (1)	US$/lb	1.25	1.40	1.32	1.28	1.49	1.78	1.54	1.68

CAPEX	US$ mm

Sustaining		5.2	2.4	7.6	2.8	2.8	5.5	2.6	8.1
Other		2.1	1.4	3.6	9.5	9.1	6.4	3.5	9.9

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

In Três Marias total production (zinc metal + oxide) decreased by 14% and 4% compared to 2Q22 and 1Q23, respectively, mainly explained by operational instabilities in the period due to scheduled roaster maintenance, which took longer than expected (approximately 15 days), in addition to issues in the silicate circuit, which have already been remediated.

Metallic zinc production was down 11% from 2Q22 and down 6% compared to 1Q23. Metallic zinc sales amounted to 39kt, down 2% year-over-year following lower production and up 6% quarter-over-quarter due to higher sales volume in the period, which was explained by an improvement in demand when compared to the last quarter. In 2Q23, zinc oxide sales increased to 8.5kt.

In 1H23, Três Marias total production amounted to 90kt, relatively flat compared to 1H22. Zinc metal sales increased by 8% to 76kt and zinc oxide sales decreased by 22% to 17kt, respectively.

Costs

Cost of sales of US$132 million in 2Q23 decreased by 29% and 5% from 2Q22 and 1Q23, respectively. In both periods, the decrease was mainly driven by lower raw materials costs, which was positively affected by lower LME prices.

In 2Q23, conversion cost increased to US$0.26/lb, compared to US$0.19/lb in 2Q22 and US$0.23/lb in 1Q23. In both periods, the increase was mainly explained by higher energy, maintenance and other variable costs.

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Earnings Release – 2Q23

Cash cost net of by-products in 2Q23 decreased to US$1.18/lb compared to US$1.67/lb in 2Q22 and US$1.36/lb in 1Q23. In both periods, the decrease was mainly explained by market-related factors, such as lower LME zinc price, which impacted the concentrate purchased price.

CAPEX

In 2Q23, sustaining capital expenditures amounted to US$5.2 million, mainly due to the acquisition and repairs of equipment, as well as disbursements related to the roaster maintenance, totaling US$7.6 million in 1H23.

Juiz de Fora

Juiz de Fora (100% basis)		2Q23	1Q23	1H23	4Q22	3Q22	2Q22	1Q22	1H22

Zinc metal production	kt	20.7	18.7	39.4	21.9	22.2	20.7	19.4	40.1
Zinc metal sales	kt	20.3	20.2	40.5	21.7	22.3	20.5	19.2	39.7

Zinc content in products	kt	20.2	20.0	40.2	21.6	22.1	20.3	19.0	39.3

Cost of sales	US$ mm	67	71	138	79	88	83	75	158
(-) Raw material		(47)	(43)	(90)	(57)	(61)	(66)	(50)	(116)
(+) By-product		(0.4)	(1.0)	(1.4)	(1.4)	(0.6)	(1.1)	(1.0)	(2.1)
(+/-) Consolidation effects		5.1	-	5.1	2.5	0.3	2.4	(1.8)	0.6
(+) Others		(4.2)	(4.1)	(8.2)	(6.4)	(9.3)	(0.4)	(7.7)	(8.1)
(=) Conversion cost	US$ mm	20.4	23.1	43.5	16.0	18.2	17.8	15.0	32.9
Conversion cost	US$/lb	0.46	0.52	0.49	0.34	0.37	0.40	0.36	0.38

Cash cost (1)	US$/lb	1.24	1.35	1.29	1.35	1.45	1.50	1.35	1.43
Sustaining cash cost (1)	US$/lb	1.30	1.40	1.35	1.47	1.59	1.65	1.44	1.55

CAPEX	US$ mm

Sustaining		2.5	1.5	4.0	3.7	5.4	5.2	2.0	7.2
Other		0.4	0.8	1.2	1.8	1.1	1.6	1.6	3.2

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

In 2Q23, Juiz de Fora production reached 21kt and was flat compared to 2Q22. Compared to 1Q23, production was up 10%, explained by better operational performance.

Recoveries rates averaged 94.0% during the quarter, compared to 93.1% in 2Q22 and 92.3% in 1Q23. Zinc metal sales totaled 20kt in 2Q23, relatively flat compared to 2Q22 and 1Q23.

In the first six months of 2023, zinc metal production decreased by 2% to 39kt, and sales of 41kt were 2% higher compared to 1H22.

Costs

Cost of sales was US$67 million in 2Q23 compared to US$83 million in the same period last year primarily driven by lower LME prices. Compared to 1Q23, cost of sales decreased by 6% due to the above-mentioned reason.

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Earnings Release – 2Q23

In 2Q23, conversion cost was US$0.46/lb compared to US$0.40/lb in 2Q22. The increase was mainly explained by higher energy costs and higher maintenance costs. Compared to 1Q23, conversion cost decreased by 12% due to lower variable costs.

Cash cost net of by-products in 2Q23 was US$1.24/lb compared to US$1.50/lb in 2Q22. This decrease was due to lower LME metal prices and lower operating costs, which were partially offset by lower by-products contribution. Compared to 1Q23, cash cost net of by-products decreased by 8% due to lower LME metal prices and other operating costs, which were partially offset by FX effect.

CAPEX

In 2Q23, sustaining capital expenditures amounted to US$2.5 million, mainly driven by the replacement and repairs of equipment, as well as disbursements related to the scheduled maintenance in 3Q23, totaling US$4.0 million in 1H23.

Financial performance

US$ million	2Q23	1Q23	2Q22	2Q23 vs. 2Q22	1H23	1H22	1H23 vs. 1H22
Net Revenues	465.1	543.3	683.4	(31.9%)	1,008.4	1,245.1	(19.0%)
Cost of Sales	(415.1)	(468.5)	(566.5)	(26.7%)	(883.7)	(1,069.4)	(17.4%)
Gross Profit	50.0	74.8	116.9	(57.2%)	124.8	175.7	(29.0%)
Adjusted EBITDA	50.6	89.2	140.2	(63.9%)	139.8	222.2	(37.1%)
Adjusted EBITDA Mrg.	10.9%	16.4%	20.5%	(9.6pp)	13.9%	17.8%	(4.0pp)

Note: Financial performance pre intersegment eliminations.

Net revenues were US$465 million in 2Q23, down 32% compared to US$683 million in 2Q22, mainly due to lower metal prices. Compared to 1Q23, net revenues decreased by 14% due to lower LME metal prices, which were partially offset by higher volumes.

Cost of sales decreased by 27% in 2Q23, totaling US$415 million compared to US$566 million in 2Q22. Compared to 1Q23, cost of sales decreased by 11% mainly benefitting from lower LME prices and higher TCs.

Reconciliation of realized prices

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

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Earnings Release – 2Q23

Sources of Zinc Concentrate to Nexa Smelters (kt) – 2Q23

In 2Q23, Nexa acquired 44% of zinc concentrate from our own mines, with the remainder supplied by third parties. The smelters use zinc concentrate as feedstock, which is supplied from our mines, and we apply a benchmark TC for our operations; from third-party suppliers, the treatment charge is based on the benchmark TC, spot TCs, or TCs negotiated annually.

The 2023 benchmark TC, negotiated in April 2023, was US$274/t concentrate, up 19% from 2022 (US$230/t). In order to reduce volatility, for the majority of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2023, 2022 and 2021 is US$274/t concentrate, US$230/t concentrate, and US$159/t concentrate, respectively.

Adjusted EBITDA for the smelting segment totaled US$51 million in 2Q23 compared to US$140 million reported in 2Q22. This decrease was mainly explained by (i) the negative net price effect of US$58 million due to lower LME metal prices; (ii) lower by-products contribution of US$10 million, primarily related to lower sulphuric acid volumes and prices; (iii) the negative impact of US$12 million, due to higher energy, sales and freight expenses in Cajamarquilla; (iv) the negative hedge variation of US$3 million; and (v) the negative impact related to the accounting effect regarding Enercan’s deconsolidation, which were partially offset by higher TCs and lower workers’ participation.

Compared to 1Q23, Adjusted EBITDA decreased by 43%, mainly driven by (i) the negative net price effect of US$20 million, related to changes in market prices resulting in quotation period adjustments of US$34 million, which was partially offset by the positive hedge variation of US$11 million and higher TCs of US$4 million; (ii) the negative impact of US$8 million mainly related to higher freight and sales expenses; (iii) higher maintenance expenses related to scheduled maintenance in Três Marias and higher third-party services with a total amount of US$4 million; (iv) the negative FX impact of US$2 million, which were partially offset by (v) higher by-products contribution of US$7 million.

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Earnings Release – 2Q23

Conversion cost, Cash cost and AISC 10

Consolidated		2Q23	1Q23	2Q22	2Q23 vs. 2Q22	1H23	1H22	1H23 vs. 1H22
Smelting conversion cost	US$/t	684	675	633	8.0%	679	597	13.8%
Cash cost net of by-products	US$/t	2,474	2,761	3,213	(23.0%)	2,615	3,099	(15.6%)
AISC net of by-products	US$/t	2,721	2,919	3,487	(22.0%)	2,819	3,338	(15.6%)
Smelting conversion cost	US$/lb	0.31	0.31	0.29	8.0%	0.31	0.27	13.8%
Cash cost net of by-products	US$/lb	1.12	1.25	1.46	(23.0%)	1.19	1.41	(15.6%)
AISC net of by-products	US$/lb	1.23	1.32	1.58	(22.0%)	1.28	1.51	(15.6%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.3 million in Três Marias in 1H22.

Cash cost net of by-products for the smelting segment decreased to US$1.12/lb in 2Q23 compared to US$1.46/lb in 2Q22. This decrease was driven by lower cost of raw material, explained by lower LME zinc prices, with an impact of US$0.55/lb which were partially offset by higher operating costs of US$0.14/lb and lower by-products contribution of US$0.04/lb.

Compared to 1Q23, cash cost decreased by US$0.13/lb, also driven by lower LME zinc prices, with an impact of US$0.22/lb, which were partially offset by lower by-products price contribution.

AISC net of by-products decreased in 2Q23 to US$1.23/lb from US$1.58/lb in 2Q22, mainly due to the above-mentioned reasons, in addition to the decrease in sustaining investments and workers participation.

Conversion cost for the smelting segment in 2Q23 was US$0.31/lb, up US$0.02/lb from 2Q22, explained by higher maintenance, energy expenses and other variable costs with an impact of US$0.04/lb, partially offset by lower third-party services. Compared to 1Q23, conversion cost was flat.

For a reconciliation of conversion cost, cash cost and AISC, please refer to the appendix section “Conversion and All in Sustaining Cash Cost | Smelting”.

10 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

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Earnings Release – 2Q23

Liquidity and Indebtedness

On June 30, 2023, Nexa’s consolidated gross debt11 amounted to US$1,681 million, 1% higher compared to the balance at March 31, 2023, mainly driven by the 8% Brazilian real (end of period) appreciation against the U.S. dollar, partially offset by the payments of loans and financings.

At the end of the period, 83% (or US$1,394 million) of the gross debt was denominated in U.S. dollars and 17% (or US$287 million) in Brazilian reais. The following charts show Nexa’s gross debt by category and currency.

Cash and cash equivalents and financial investments (“total cash”) amounted to US$421 million on June 30, 2023, 12% higher compared to March 31, 2023, mainly driven by the positive operating cash flows in the quarter.

Total cash at the end of 2Q23 is sufficient to cover the payment of all obligations maturing over the next 4 years. The average maturity of the total debt was 4.2 years at an average interest rate of 5.61% per year. Only 2% (US$40 million) of the total debt matures in 2023, 13% (US$215 million) matures between 2024 and 2026, while 85% (US$1,426 million) of the total debt matures in and after 2027.

On June 30, 2023, Nexa’s net debt12 was US$1,262 million compared with US$1,302 million at the end of 1Q23. As of June 30, 2023, Nexa was in compliance with all of its financial covenants.

US$ million	Jun 30, 2023	Mar 31, 2023
Net debt	1,262.2	1,301.7
LTM Adj. EBITDA	445.7	676.6
Net debt/LTM Adj. EBITDA	2.83x	1.92x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position and the maturity profile of our debt.

11 Loans and financings (“gross debt”)

12 Gross debt (US$1,681 million) minus cash and cash equivalents (US$401 million), minus financial investments (US$21 million), plus negative derivatives (US$0.2 million), plus Lease Liabilities (US$3 million). It does not include the financial instrument related to the offtake agreement.

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Earnings Release – 2Q23

Cash flows

US$ million	2Q23	1H23
Cash provided by operating activities before working capital	51.2	156.8
Changes in operating assets and liabilities	83.3	(21.2)
Net cash flows provided by (used in):
Operating activities	94.7	39.0
Investing activities	(58.1)	(105.2)
Financing activities	(8.3)	(39.8)
Increase (decrease) in cash and cash eq.	34.4	(97.1)
Cash and cash eq. at the beginning of the period	366.3	497.8
Cash and cash eq. at the end of the period (1)	400.7	400.7

(1) Does not include financial investments totaling US$21 million at June 30, 2023.

Note: For details on Cash flows, please refer to the “Condensed consolidated interim financial statements (unaudited) at and for the three and six-month periods ended on June 30, 2023”.

In 2Q23, the cash provided by operating activities before working capital changes was US$51 million. Working capital changes had a positive impact of US$83 million, primarily due to (i) the decrease in inventories of US$65 million; (ii) the decrease in trade accounts receivables of US$42 million; (iii) the increase in confirming payables of US$37 million; and (iv) the increase in other liabilities of US$9 million, related to salaries and payroll charges, and tax liabilities, partially offset by (v) the decrease in trade payables of US$55 million and (vi) the increase in other assets of US$32 million, mainly related to dividends not received from Enercan and the increase in tax credits. In 2Q23, we paid US$27 million in interest and US$12 million in taxes. Consequently, net cash from operating activities was US$95 million.

We used US$58 million of net cash flows for investing activities in 2Q23, impacted primarily by US$60 million of CAPEX and net purchases of financial investments of US$5 million, partially offset by dividends received of US$7 million from Enercan.

We used US$8 million in cash for financing activities due to the payments of loans and financings and lease liabilities of US$8 million.

Foreign exchange effects on cash and cash equivalents had a positive impact of US$6 million in the quarter, totaling US$9 million in 1H23.

As a result, cash and cash equivalents excluding financial investments, increased by US$34 million to US$400 million at the end of 2Q23.

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Earnings Release – 2Q23

Others

Offtake agreement

As previously disclosed, Nexa signed an offtake agreement with a third-party international player (“Offtaker”), in which it agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in October 2022 and limited to 30,810 tons, at the lower of current market prices or a price cap.

The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that the Company had with the Offtaker. The accounting for the offtake agreement resulted in the Company recording a non-cash gain of US$13 million in 2Q23 excluded from the reported Adjusted EBITDA.

For further information, please refer to explanatory note 10 (e) – “Financial instruments in offtake agreement: fair value” in the “Condensed consolidated interim financial statements (unaudited) at and for the three and six-month periods ended on June 30, 2023”.

Legal Matters

Nexa is continuing to cooperate with the investigation by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of commercial and value added tax (“VAT”) related practices of certain of Nexa’s former customers, as well as Nexa’s relationship with such former customers, that Nexa previously reported could result in liabilities for all parties involved in the commercial relationship.

Nexa is engaged in discussions with the MG Authorities, whereby, under a potential resolution, without admitting primary responsibility for the resolved claims, Nexa may voluntarily make certain tax payments on behalf of certain customers that allegedly failed to properly make their tax payments, as well as a contribution to the State of Minas Gerais including to support its ESG-related efforts. Based on the status of the discussions, in the second quarter of fiscal 2023 Nexa recognized a provision of approximately USD 70,641, comprised of a net provision of USD 63,173 recorded in “Other Income and Expenses, net” related to the potential resolution and USD 7,468 recorded in “Financial Expenses” related to the potential interest to be charged in connection with its former customers’ VAT-related practices.

It is estimated that Nexa will use accumulated tax credits to pay approximately one-half of the tax-related portion of the resolution and pay the remaining portion of the payment and the contribution to the State of Minas Gerais in cash in a series of monthly installments over a period of approximately three years. Nexa reserves the legal right to recover from certain customers the amounts that it will pay on behalf of those customers in connection with any resolution.

In addition to the potential resolution under discussion in respect of which a provision has been made, there are certain other related ongoing investigations that may result in additional liabilities for Nexa, which are expected to be less than the potential resolution currently under discussion. The final resolution of all of these matters involving tax payments, contributions to the State of Minas Gerais and interest are expected to have a material impact on the Company’s business, results of operations and financial condition.

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Earnings Release – 2Q23

Market Scenario

2Q23

LME Prices		2Q23	1Q23	2Q22	2Q23 vs. 2Q22	1H23	1H22	1H23 vs. 1H22

Zinc	US$/t	2,526	3,124	3,915	(35.5%)	2,835	3,832	(26.0%)
Copper	US$/t	8,464	8,927	9,513	(11.0%)	8,703	9,761	(10.8%)
Lead	US$/t	2,117	2,140	2,199	(3.7%)	2,129	2,269	(6.1%)
Silver	US$/oz	24.13	22.55	22.60	6.8%	23.31	23.32	(0.0%)
Gold	US$/oz	1,976	1,890	1,871	5.6%	1,931	1,874	3.1%

Source: Bloomberg

In 2Q23, the LME zinc price averaged US$2,526/t (or US$1.15/lb), down 35% and 19% compared to 2Q22 and 1Q23, respectively. Zinc traded between US$2,224/t to US$2,937/t in 2Q23. The LME copper price averaged US$8,464/t (US$3.84/lb) in 2Q23, down 11% from 2Q22 and 5% from 1Q23.

Several factors contributed to this drop in prices, such as concerns about the health of the global economy that continued to weigh on base metals in general, as well as the possible additional increase in tax rates, driven by the persistent inflation in some sectors of relevant economies, such as the U.S. Additionally, the lower-than-expected pace of China's economy recovery after COVID-19, particularly in key segments for base metals (e.g. property and civil construction) also contributed to the downward trend in metal prices in the quarter.

The decrease in zinc prices from 2Q22 to 2Q23 was also due to the significant impact of global sanctions starting in 2Q22 in connection with the Russia-Ukraine war, which disrupted the global supply chain and energy prices, pushing base metal prices to historical high levels. In 1Q23, there was misplaced optimism regarding China's recovery from COVID-19-related restrictions, which positively impacted base metal prices in the first months of the year. However, in 2Q23, it became evident that China's recovery was not progressing as expected, leading to a drop in LME prices.

Looking ahead, the slower pace of China’s recovery is expected continue to weigh on prices. With disappointing economic indicators in 1H23, Chinese policymakers may pursue further stimulus such as monetary and fiscal policies. However, most analysts believe this will happen gradually, so an increase in demand for base metals may not improve in the short-term.

In respect to our home markets (Latin America excluding Mexico), the demand for metallic zinc was 10% higher quarter-over-quarter, mainly explained by the partial recovery of demand in the Brazilian market. On the other hand, it was 12% lower year-over-year, affected by the civil construction and infrastructure sectors. Although the outlook for zinc demand is still uncertain, it is expected to be slightly lower in 2023 vs 2022. This decrease is expected amid high-interest rates and marginal economic growth projected for the region (around 1.3% GDP year-over-year).

Foreign Exchange

FX	2Q23	1Q23	2Q22	2Q23 vs. 2Q22	1H23	1H22	1H23 vs. 1H22
BRL/USD (Average)	4.948	5.196	4.926	0.4%	5.074	5.078	(0.1%)
BRL/USD (End of period)	4.819	5.080	5.238	(8.0%)	4.819	5.238	(8.0%)
PEN/USD (Average)	3.697	3.816	3.748	(1.3%)	3.758	3.776	(0.5%)
PEN/USD (End of period)	3.625	3.763	3.827	(5.3%)	3.625	3.827	(5.3%)

Source: Bloomberg

38

Earnings Release – 2Q23

During 2Q23, the U.S. Dollar outperformed most of its major counterparts. Financial markets began to focus on the Federal Reserve’s aggressive expectations.

The average exchange rate for the Brazilian real in 2Q23 was 4.948/US$, down 4.8% from 5.196/US$ in 1Q23 and up 0.4% from 4.926/US$ in 2Q22. The real appreciated due to improved Brazilian economic further expectations (such as lower inflation and interest rates), in addition to the tax reform and fiscal frameworks proposed by the new government, which were already approved by the Brazilian lower house. At the end of June, the real/US$ exchange rate was 4.819.

The average exchange rate for the Peruvian soles in 2Q23 averaged 3.697/US$, down 3.1% compared to 1Q23 and down 1.3% compared to 2Q22. At the end of June, the Peruvian soles/US$ exchange rate was 3.625.

39

Earnings Release – 2Q23

Risks and Uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	foreign exchange rates and inflation;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;
•	changes in global market conditions;
•	the impact of expanded regional or global conflict, including the conflict between Russia and Ukraine, and the resulting potential impacts on supply and demand for commodities, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including the COVID-19 pandemic, and the potential impact thereof on commodity prices, our business and operating sites, and the global economy;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
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Earnings Release – 2Q23
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of mineral reserves and mineral resources and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation and changes in taxation;
•	legal and regulatory risks, including ongoing or future investigations by local authorities with respect to our business and operations, as well as the conduct of our customers, as well as the impact to our financial statements regarding the resolution of any such matters;
•	labor disputes or disagreements with local communities in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	currency exchange rate and interest rate fluctuations; and
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all in sustaining cash cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, (vi) impairment and impairment reversals, (vii) gain (loss) on sale of long-lived assets, (viii) write-offs of long-lived assets, and (ix) remeasurement in estimates of asset retirement obligations. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis.

41

Earnings Release – 2Q23

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

Net debt: defined as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments, plus (v) leases liabilities. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

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Earnings Release – 2Q23

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we

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Earnings Release – 2Q23

do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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Earnings Release – 2Q23

Appendix

Income Statement	45
Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation	46
CAPEX	47
All in Sustaining Cash Cost | Mining	48
Conversion and All in Sustaining Cash Cost | Smelting	52
45

Earnings Release – 2Q23

Income Statement

US$ million	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Net Revenues	722.1	829.4	702.6	779.8	667.3	626.7
Cost of sales	(524.8)	(556.3)	(617.8)	(696.2)	(567.8)	(565.0)
Gross Profit	197.4	273.1	84.8	83.6	99.5	61.7
SG&A	(36.0)	(37.1)	(31.6)	(40.8)	(28.5)	(32.6)
Mineral Exploration and Project Evaluation	(17.2)	(26.8)	(27.4)	(27.4)	(22.0)	(21.3)
Impairment of long-lived assets	-	-	-	(32.5)	-	(57.2)
Other income and expenses, net	(20.9)	30.4	12.8	(25.0)	(5.5)	(66.1)
Operating income (loss)	123.2	239.6	38.6	(42.1)	43.5	(115.5)
Share in the results of associates	-	-	-	1.9	5.4	5.7
Net Financial Results	10.7	(74.2)	(52.3)	(17.9)	(39.2)	(26.5)
Financial income	3.7	8.4	6.7	6.2	5.6	6.7
Financial expenses	(43.4)	(40.3)	(41.6)	(43.4)	(46.4)	(59.4)
Other financial items, net	50.3	(42.3)	(17.4)	19.4	1.6	26.1
Depreciation, amortization and depletion	(65.9)	(74.4)	(72.8)	(77.9)	(71.7)	(71.7)
Adjusted EBITDA	216.7	302.4	121.1	120.2	133.0	71.5
Adj. EBITDA margin	30.0%	36.5%	17.2%	15.4%	19.9%	11.4%
Income Tax	(59.6)	(41.8)	(26.2)	(23.3)	(25.1)	33.5
Net Income (loss)	74.2	123.5	(39.9)	(81.4)	(15.4)	(102.8)
Attributable to Nexa's shareholders	63.0	109.0	(41.2)	(81.7)	(19.7)	(102.5)
Attributable to non-controlling interests	11.2	14.5	1.4	0.3	4.3	(0.3)
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	0.48	0.82	(0.31)	(0.62)	(0.15)	(0.77)
Adjusted Net Income (loss)	101.9	111.9	(30.2)	2.9	2.4	12.5
Adjusted Basic and diluted earnings (loss) per share - (in US$)	0.69	0.74	(0.24)	(0.04)	(0.01)	0.04

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Earnings Release – 2Q23

Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation

Nexa manages and reports cash flows from operating activities excluding changes in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also exclude from the analysis interest and income tax payments. Management believes excluding these measures provides investors a better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before changes in working capital to free cash flow.

US$ million	2Q23	1H23

Cash provided by operating activities	135	136
(-) Working capital changes	83	(21)
Trade accounts receivables	42	100
Inventory	65	60
Other assets	(14)	(32)
Payables	(18)	(118)
Other liabilities	9	(32)

Cash flows from operations excluding working capital changes	51	157

Interest paid	(27)	(59)
Income tax	(12)	(37)
Sustaining CAPEX (1)	(63)	(121)

Net cash flows from operations excluding working capital changes	(54)	(63)

Other investments (2)	3	5
Loans and investments (3)	(6)	(3)
Dividends and share premium	0	(25)
Foreign exchange effects	6	9
Working capital changes	83	(21)

Free cash flow	34	(97)

(1) Non expansion investments related to sustaining and HS&E.

(2) Other non-expansion investments. Refer to page 7 of this earnings release for CAPEX breakdown.

(3) Loans and financing, bonds repurchase and net sales of financial investments.

For details on cash flows, please refer to the “Condensed consolidated interim financial statements (unaudited) at and for the three and six-month periods ended on June 30, 2023”.

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Earnings Release – 2Q23

CAPEX

US$ million	2Q23	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Mining	30.4	45.4	55.6	37.1	28.2	25.2	146.1
Cerro Lindo	10.9	8.3	14.9	9.6	10.1	7.8	42.5
El Porvenir	9.7	13.4	16.9	9.5	5.3	5.0	36.7
Atacocha	2.5	4.7	1.1	0.5	0.7	2.0	4.5
Vazante	9.6	6.4	20.6	16.4	9.6	9.0	55.6
Morro Agudo	1.1	0.2	2.1	1.0	2.4	1.3	6.8
Aripuanã (1)	(3.4)	12.4	-	-	-	-	0.0
Smelting	14.7	10.7	30.7	30.7	33.2	15.4	109.9
Cajamarquilla	4.5	4.5	12.9	12.2	14.5	5.7	45.3
Três Marias	7.3	3.9	12.2	11.9	11.9	6.0	42.1
Juiz de Fora	2.9	2.3	5.5	6.5	6.8	3.6	22.4
Other	14.8	0.1	29.5	17.2	36.5	42.0	125.3
Total	59.9	56.2	115.8	85.0	97.9	82.5	381.2

Sustaining (US$ million)	2Q23	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Mining	47.3	47.7	45.8	29.3	26.1	22.8	124.1
Cerro Lindo	9.4	8.0	12.8	8.6	9.4	7.3	38.1
El Porvenir	9.7	13.4	16.6	9.4	5.1	4.7	35.7
Atacocha	2.5	4.7	1.1	0.5	0.8	2.0	4.4
Vazante	8.8	6.2	13.4	9.9	8.6	7.7	39.5
Morro Agudo	1.0	0.2	1.9	0.9	2.3	1.1	6.3
Aripuanã	15.9	15.2	-	-	-	-	0.0
Smelting	10.9	7.9	16.7	18.3	23.8	9.7	68.5
Cajamarquilla	3.2	4.0	10.2	10.0	13.1	5.2	38.5
Três Marias	5.2	2.4	2.8	2.8	5.5	2.6	13.7
Juiz de Fora	2.5	1.5	3.7	5.4	5.2	2.0	16.3
Total Operations Sustaining	58.2	55.6	62.5	47.6	49.9	32.5	192.5
Corporate Sustaining (2)	0.3	0.4	17.6	11.1	11.0	7.4	47.2
Total Sustaining	58.5	56.0	80.1	58.7	61.0	39.9	239.7

(1) The negative amounts are mainly related to reclassifications between Aripuanã and Corporate, and capitalization of interest net of advanced payments for imported materials and tax credits.

(2) Until 4Q22, Aripuanã sustaining expenses were included in Corporate Sustaining.

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Earnings Release – 2Q23

All in Sustaining Cash Cost | Mining (1)

2Q23

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,556	5,052	17,468	14,498	2,356	75,929		75,929
(+)	COGS	32.0	17.6	86.5	48.1	19.8	204.0	(4.9)	199.1
(+)	On-site G&A	0.2	0.1	0.1	0.2	0.1	0.7		0.7
(-)	By-products revenue	(4.3)	(8.8)	(78.5)	(35.0)	(19.3)	(145.9)	7.5	(138.3)
(+)	Treatment Charges	28.4	3.2	9.4	9.3	1.5	51.9		51.9
(+)	Selling Expenses	0.1	0.1	0.9	0.2	0.0	1.3		1.3
(-)	Depreciation, amortization and depletion	(6.1)	(2.0)	(20.4)	(9.8)	(4.1)	(42.4)		(42.4)
(-)	Royalties	(0.6)	(0.3)	0.0	(0.3)	0.0	(1.2)		(1.2)
(-)	Workers participation & Bonus	(0.8)	(0.3)	(0.8)	(0.4)	(0.2)	(2.5)		(2.5)
(+)	Others	0.2	0.1	(2.2)	(1.3)	(3.3)	(6.5)		(6.5)
(=)	Cash Cost (Sold)	49.2	9.7	(5.0)	11.1	(5.5)	59.5	2.6	62.1
	Cash Cost (Sold) (per ton)	1,345.8	1,913.1	(286.1)	763.6	(2,321.9)	783.2	0.0	817.5
(+)	Sustaining Capital Expenditure	8.9	1.1	10.9	9.7	2.5	33.1	(0.5)	32.6
(=)	Sustaining Cash Cost (Sold)	58.1	10.8	5.9	20.8	(3.0)	92.5	2.1	94.7
	Sustaining Cash Cost (Sold) (per ton)	1,589.2	2,137.8	336.5	1,432.7	(1,272.1)	1,218.8	0.0	1,246.7
(+)	Workers participation & Bonus	0.8	0.3	0.8	0.4	0.2	2.5		2.5
(+)	Royalties	0.6	0.3	0.0	0.3	0.0	1.2		1.2
(+)	Corporate G&A							9.7	9.7
(=)	AISC (Sold)								108.0
(=)	AISC (Sold) (per ton)								1,422.8
(=)	AISC (Sold) in US$/lb								0.65

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$0.9 million in Atacocha in 2Q23.

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

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Earnings Release – 2Q23

2Q22

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,542	4,743	22,909	13,987	2,307	80,488		80,488
(+)	COGS	29.4	17.7	105.9	45.6	21.1	219.7	(4.1)	215.6
(+)	On-site G&A	0.3	0.2	0.1	0.2	0.1	0.9		0.9
(-)	By-products revenue	(1.4)	(7.3)	(108.0)	(31.6)	(19.8)	(168.1)	6.5	(161.6)
(+)	Treatment Charges	26.9	2.7	11.2	7.8	1.3	49.8		49.8
(+)	Selling Expenses	(0.2)	(1.0)	1.1	0.3	0.0	0.2		0.2
(-)	Depreciation, amortization and depletion	(6.8)	(3.6)	(31.3)	(6.2)	(3.4)	(51.2)		(51.2)
(-)	Royalties	(0.6)	(0.4)	(1.8)	(0.7)	(0.3)	(3.7)		(3.7)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(7.7)	(2.2)	(0.2)	(10.9)		(10.9)
(+)	Others	(1.3)	(0.3)	0.4	(3.6)	(5.2)	(10.0)		(10.0)
(=)	Cash Cost (Sold)	45.9	7.8	(30.0)	9.6	(6.5)	26.7	2.4	29.1
	Cash Cost (Sold) (per ton)	1,256.8	1,636.3	(1,311.1)	687.2	(2,828.0)	332.2	0.0	361.8
(+)	Sustaining Capital Expenditure	9.2	2.4	10.1	5.3	0.7	27.8	13.5	41.3
(=)	Sustaining Cash Cost (Sold)	55.1	10.2	(19.9)	14.9	(5.8)	54.5	15.9	70.4
	Sustaining Cash Cost (Sold) (per ton)	1,509.1	2,145.1	(868.8)	1,065.8	(2,504.5)	677.7	0.0	875.1
(+)	Workers participation & Bonus	0.4	0.2	7.7	2.2	0.2	10.9		10.9
(+)	Royalties	0.6	0.4	1.8	0.7	0.3	3.7		3.7
(+)	Corporate G&A							12.6	12.6
(=)	AISC (Sold)								97.6
(=)	AISC (Sold) (per ton)								1,213.0
(=)	AISC (Sold) in US$/lb								0.55

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$1.2 million in Atacocha in 2Q22.

50

Earnings Release – 2Q23

1H23

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	72,393	10,401	32,301	28,941	4,628	148,663		148,663
(+)	COGS	61.7	33.1	168.1	99.9	36.3	399.2	(3.3)	395.9
(+)	On-site G&A	0.2	0.2	0.2	0.2	0.1	1.0		1.0
(-)	By-products revenue	(7.5)	(13.0)	(139.2)	(70.5)	(34.1)	(264.4)	7.0	(257.3)
(+)	Treatment Charges	56.9	6.8	16.5	17.0	2.7	100.0		100.0
(+)	Selling Expenses	0.1	(0.3)	1.3	0.4	0.1	1.6		1.6
(-)	Depreciation, amortization and depletion	(11.5)	(3.8)	(41.9)	(20.3)	(8.0)	(85.6)		(85.6)
(-)	Royalties	(1.1)	(0.7)	(0.7)	(1.6)	(0.2)	(4.3)		(4.3)
(-)	Workers participation & Bonus	(1.2)	(0.6)	(2.5)	(1.9)	(0.5)	(6.6)		(6.6)
(+)	Others	1.3	0.3	(7.8)	(5.0)	(2.5)	(13.7)		(13.7)
(=)	Cash Cost (Sold)	99.0	22.1	(5.8)	18.1	(6.1)	127.3	3.7	131.0
	Cash Cost (Sold) (per ton)	1,368.0	2,120.1	(179.6)	625.3	(1,312.9)	856.3	0.0	881.2
(+)	Sustaining Capital Expenditure	15.1	1.4	19.2	23.1	7.1	66.0	12.0	78.0
(=)	Sustaining Cash Cost (Sold)	114.2	23.4	13.4	41.2	1.1	193.3	15.7	209.0
	Sustaining Cash Cost (Sold) (per ton)	1,576.9	2,253.0	415.5	1,423.3	229.0	1,300.0	0.0	1,405.8
(+)	Workers participation & Bonus	1.2	0.6	2.5	1.9	0.5	6.6		6.6
(+)	Royalties	1.1	0.7	0.7	1.6	0.2	4.3		4.3
(+)	Corporate G&A							22.0	22.0
(=)	AISC (Sold)								241.9
(=)	AISC (Sold) (per ton)								1,627.0
(=)	AISC (Sold) in US$/lb								0.74

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$0.9 million in Atacocha and US$5.2 million in Cerro Lindo in 1H23.

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

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Earnings Release – 2Q23

1H22

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	61,438	9,491	46,300	27,499	4,407	149,136		149,136
(+)	COGS	55.9	30.7	202.9	88.6	36.4	414.4	(5.5)	408.9
(+)	On-site G&A	0.6	0.4	0.2	0.3	0.2	1.7		1.7
(-)	By-products revenue	(4.3)	(10.4)	(195.7)	(60.2)	(34.3)	(304.8)	9.5	(295.3)
(+)	Treatment Charges	40.6	4.6	20.9	14.2	2.2	82.6		82.6
(+)	Selling Expenses	(0.5)	(1.4)	1.5	0.6	0.3	0.5		0.5
(-)	Depreciation, amortization and depletion	(12.5)	(4.8)	(60.2)	(12.0)	(6.6)	(96.1)		(96.1)
(-)	Royalties	(1.0)	(0.7)	(3.4)	(2.4)	(0.5)	(8.0)		(8.0)
(-)	Workers participation & Bonus	(0.8)	(0.5)	(11.7)	(3.7)	(0.6)	(17.3)		(17.3)
(+)	Others	(6.8)	(0.6)	(2.0)	(4.6)	(4.9)	(18.9)		(18.9)
(=)	Cash Cost (Sold)	71.3	17.5	(47.5)	20.7	(7.9)	54.1	4.0	58.1
	Cash Cost (Sold) (per ton)	1,160.3	1,842.8	(1,025.4)	753.4	(1,792.4)	362.9	0.0	389.7
(+)	Sustaining Capital Expenditure	18.1	3.7	18.0	10.3	2.8	52.9	28.0	80.9
(=)	Sustaining Cash Cost (Sold)	89.4	21.2	(29.5)	31.0	(5.1)	107.0	32.0	139.0
	Sustaining Cash Cost (Sold) (per ton)	1,454.8	2,237.4	(637.5)	1,127.9	(1,159.2)	717.5	0.0	932.1
(+)	Workers participation & Bonus	0.8	0.5	11.7	3.7	0.6	17.3		17.3
(+)	Royalties	1.0	0.7	3.4	2.4	0.5	8.0		8.0
(+)	Corporate G&A							24.5	24.5
(=)	AISC (Sold)								188.8
(=)	AISC (Sold) (per ton)								1,265.8
(=)	AISC (Sold) in US$/lb								0.57

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.1 million in Atacocha and US$4.4 million in Vazante in 1H22.

52

Earnings Release – 2Q23

Conversion and All in Sustaining Cash Cost | Smelting (2)

2Q23

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	45,572	20,194	81,054	146,820		146,820
(+)	COGS	131.5	66.6	218.1	416.2	(1.0)	415.1
(-)	Cost of freight	(5.1)	(2.0)	(9.1)	(16.2)		(16.2)
(+)	On-site G&A	0.3	0.2	1.3	1.7		1.7
(-)	Depreciation, amortization and depletion	(4.9)	(3.4)	(10.6)	(18.8)		(18.8)
(-)	By-products revenue	(4.1)	(6.1)	(33.2)	(43.4)	1.0	(42.4)
(-)	Workers participation & Bonus	(0.5)	(0.6)	(1.0)	(2.1)		(2.1)
(+)	Others	0.8	0.5	24.7	25.9		25.9
(=)	Cash Cost (Sold)	118.1	55.1	190.1	363.3	0.0	363.3
	Cash Cost (Sold) (per ton)	2,590.7	2,727.8	2,345.7	2,474.3		2,474.3
(+)	Sustaining Capital Expenditure	7.3	2.9	4.2	14.5	14.3	28.8
(=)	Sustaining Cash Cost (Sold)	125.4	58.0	194.4	377.7	14.3	392.1
	Sustaining Cash Cost (Sold) (per ton)	2,751.1	2,871.8	2,398.1	2,572.8		2,670.5
(+)	Workers participation & Bonus	0.5	0.6	1.0	2.1		2.1
(+)	Corporate G&A					5.4	5.4
(=)	AISC (Sold)						399.5
(=)	AISC (Sold) (per ton)						2,721.2
(=)	AISC (Sold) in US$/lb						1.23

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	45,572	20,194	81,054	146,820
	COGS	131.5	66.6	218.1	416.2
(-)	Raw Material	(60.7)	(46.7)	(156.3)	(263.7)
(+)	By product cost	(19.7)	(0.4)	(7.6)	(27.7)
(+/-)	Consolidation effects	(2.1)	5.1	(8.5)	(5.5)
(+)	Others	(22.3)	(4.2)	7.7	(18.8)
(=)	Conversion Cost	26.6	20.4	53.4	100.4
(=)	Conversion Cost in US$/t	584.2	1,010.8	658.3	683.8
(=)	Conversion Cost in US$/lb	0.26	0.46	0.30	0.31

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

53

Earnings Release – 2Q23

2Q22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	46,455	20,326	78,456	145,237		145,237
(+)	COGS	184.8	83.0	287.2	555.0	(2.0)	553.0
(-)	Cost of freight	(4.2)	(1.9)	(14.2)	(20.2)		(20.2)
(+)	On-site G&A	0.7	0.3	1.8	2.9		2.9
(-)	Depreciation, amortization and depletion	(6.1)	(3.5)	(12.2)	(21.8)		(21.8)
(-)	By-products revenue	(2.0)	(9.7)	(43.3)	(55.0)	2.0	(53.0)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(4.3)	(4.9)		(4.9)
(+)	Others	(2.3)	(0.8)	13.8	10.7		10.7
(=)	Cash Cost (Sold)	170.6	67.1	228.9	466.7	0.0	466.7
	Cash Cost (Sold) (per ton)	3,672.6	3,302.5	2,918.1	3,213.3		3,213.3
(+)	Sustaining Capital Expenditure	11.9	6.8	14.5	33.2	(5.5)	27.7
(=)	Sustaining Cash Cost (Sold)	182.5	73.9	243.4	499.9	(5.5)	494.4
	Sustaining Cash Cost (Sold) (per ton)	3,929.0	3,637.7	3,102.4	3,441.7		3,404.0
(+)	Workers participation & Bonus	0.3	0.3	4.3	4.9		4.9
(+)	Corporate G&A					7.2	7.2
(=)	AISC (Sold)						506.5
(=)	AISC (Sold) (per ton)						3,487.3
(=)	AISC (Sold) in US$/lb						1.58

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	46,455	20,326	78,456	145,237
	COGS	184.8	83.0	287.2	555.0
(-)	Raw Material	(132.5)	(66.1)	(236.0)	(434.6)
(+)	By product cost	(17.0)	(1.1)	(8.1)	(26.3)
(+/-)	Consolidation effects	(0.6)	2.4	17.6	19.4
(+)	Others	(14.8)	(0.4)	(6.4)	(21.6)
(=)	Conversion Cost	19.9	17.8	54.2	91.9
(=)	Conversion Cost in US$/t	428.1	876.0	691.3	632.9
(=)	Conversion Cost in US$/lb	0.19	0.40	0.31	0.29

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.3 million in Três Marias in 1Q22.

54

Earnings Release – 2Q23

1H23

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	88,697	40,242	159,703	288,642		288,642
(+)	COGS	269.7	137.6	478.7	886.0	(2.3)	883.7
(-)	Cost of freight	(10.0)	(5.0)	(24.0)	(39.0)		(39.0)
(+)	On-site G&A	0.6	0.3	2.6	3.5		3.5
(-)	Depreciation, amortization and depletion	(9.5)	(6.5)	(21.6)	(37.5)		(37.5)
(-)	By-products revenue	(6.6)	(12.7)	(67.0)	(86.3)	2.3	(84.0)
(-)	Workers participation & Bonus	(0.8)	(0.9)	(4.8)	(6.5)		(6.5)
(+)	Others	3.6	2.0	29.2	34.7		34.7
(=)	Cash Cost (Sold)	247.0	114.8	393.1	754.9	0.0	754.9
	Cash Cost (Sold) (per ton)	2,785.3	2,852.4	2,461.2	2,615.3		2,615.3
(+)	Sustaining Capital Expenditure	11.2	5.2	8.7	25.1	14.4	39.5
(=)	Sustaining Cash Cost (Sold)	258.2	120.0	401.8	780.0	14.4	794.4
	Sustaining Cash Cost (Sold) (per ton)	2,911.2	2,982.5	2,515.9	2,702.4		2,752.2
(+)	Workers participation & Bonus	0.8	0.9	4.8	6.5		6.5
(+)	Corporate G&A				0.0	12.7	12.7
(=)	AISC (Sold)				0.0		813.6
(=)	AISC (Sold) (per ton)						2,818.6
(=)	AISC (Sold) in US$/lb						1.28

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	88,697	40,242	159,703	288,642
	COGS	269.7	137.6	478.7	886.0
(-)	Raw Material	(145.0)	(89.6)	(355.6)	(590.2)
(+)	By product cost	(32.6)	(1.4)	(14.4)	(48.4)
(+/-)	Consolidation effects	(2.1)	5.1	(14.9)	(11.9)
(+)	Others	(41.1)	(8.2)	9.9	(39.4)
(=)	Conversion Cost	48.9	43.5	103.7	196.1
(=)	Conversion Cost in US$/t	551.5	1,080.7	649.4	679.5
(=)	Conversion Cost in US$/lb	0.25	0.49	0.29	0.31

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

55

Earnings Release – 2Q23

1H22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	84,357	39,334	149,878	273,569		273,569
(+)	COGS	322.5	158.2	565.7	1,046.4	(3.3)	1,043.0
(-)	Cost of freight	(8.7)	(4.9)	(28.0)	(41.7)		(41.7)
(+)	On-site G&A	1.1	0.5	4.3	5.9		5.9
(-)	Depreciation, amortization and depletion	(9.4)	(6.8)	(25.3)	(41.4)		(41.4)
(-)	By-products revenue	(4.4)	(20.3)	(88.3)	(113.0)	3.3	(109.7)
(-)	Workers participation & Bonus	(0.6)	(0.6)	(8.0)	(9.3)		(9.3)
(+)	Others	(6.9)	(2.3)	10.0	0.8		0.8
(=)	Cash Cost (Sold)	293.6	123.7	430.3	847.7	0.0	847.7
	Cash Cost (Sold) (per ton)	3,480.8	3,145.0	2,871.3	3,098.6		3,098.6
(+)	Sustaining Capital Expenditure	18.0	10.4	20.2	48.5	(6.9)	41.7
(=)	Sustaining Cash Cost (Sold)	311.6	134.1	450.5	896.2	(6.9)	889.3
	Sustaining Cash Cost (Sold) (per ton)	3,693.7	3,409.2	3,006.0	3,276.0		3,250.9
(+)	Workers participation & Bonus	0.6	0.6	8.0	9.3	0.0	9.3
(+)	Corporate G&A				0.0	14.6	14.6
(=)	AISC (Sold)				0.0		913.2
(=)	AISC (Sold) (per ton)						3,338.1
(=)	AISC (Sold) in US$/lb						1.51

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	84,357	39,334	149,878	273,569
	COGS	322.5	158.2	565.7	1,046.4
(-)	Raw Material	(231.2)	(115.7)	(471.1)	(818.0)
(+)	By product cost	(29.1)	(2.1)	(13.3)	(44.5)
(+/-)	Consolidation effects	(3.2)	0.6	23.0	20.5
(+)	Others	(26.0)	(8.1)	(6.9)	(41.0)
(=)	Conversion Cost	33.0	32.9	97.5	163.3
(=)	Conversion Cost in US$/t	391.5	835.3	650.3	597.1
(=)	Conversion Cost in US$/lb	0.18	0.38	0.29	0.27

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.3 million in Três Marias in 1H22.

56